As filed with the Securities and Exchange Commission on March 19, 1998
                                                     Registration No. 333-47227

===============================================================================

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                               Amendment No. 1
                                      to

                                  Form SB-2

                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                            Dearborn Bancorp, Inc.

                (Name of small business issuer in its charter)

 Michigan                             6712                    38-3073622
(State or                 (Primary Standard Industrial        (I.R.S.
other jurisdiction of         Classification Code Number)        Employer
incorporation or                                           Identification
organization)                                                        No.)




                            22290 Michigan Avenue
                        Dearborn, Michigan 48123-2247
                                (313) 274-1000
             (Address and telephone number of principal executive
    offices and principal place of business or intended principal place of business)

                          MICHAEL J. ROSS, PRESIDENT
                            Dearborn Bancorp, Inc.
                            22290 Michigan Avenue
                        Dearborn, Michigan 48123-2247
                                (313) 274-1000
          (Name, address, and telephone number of agent for service)

                                  Copies to:

VERNE C. HAMPTON II                                         DONALD J. KUNZ
  Dickinson Wright                                          Honigman Miller
        PLLC                                               Schwartz and Cohn
    500 Woodward                                          2290 First National
 Avenue, Suite 4000                                            Building
 Detroit, Michigan                                         Detroit, Michigan
     48226-3425                                               48226-3583

      Approximate date of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]





-------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED MARCH , 1998

PROSPECTUS

                               1,000,000 Shares

                            DEARBORN BANCORP, INC.

                                 Common Stock

      Dearborn Bancorp, Inc., a Michigan corporation (the "Company"), is offering for sale 1,000,000 shares of its Common Stock (the "Common Stock"). The Company is a bank holding company which owns all of the common stock of Community Bank of Dearborn, a Michigan banking corporation, located in Dearborn, Michigan (the "Bank"). There has been no public trading market for the Common Stock. Roney & Co., L.L.C. (the "Underwriter") has advised the Company that it anticipates making a market in the Common Stock following completion of the offering, although there can be no assurance that an active trading market will develop. It is currently expected that the public offering price of the Common Stock will be between $13.00 and $14.00 per share. See "Underwriting" for a discussion of the factors considered in determining the public offering price. The Company expects that quotations for the Common Stock will be reported on the Nasdaq Small-Cap Market under the symbol "DEAR."

THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A SIGNIFICANT AMOUNT OF
    RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR CERTAIN
         CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMPANY'S
                                 COMMON STOCK.

 These securities are not savings accounts or savings deposits and they are not insured by the
     Federal Deposit Insurance Corporation or any other government agency.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS. ANY REPRESENTATION
                         TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

===============================================================================

                Price to      Underwriting       Proceeds to
               Public (1)   Discounts (1)(2)    Company(1)(3)
               ----------   ----------------    -------------
  Per Share   $__________     $                $
  Total(1)    $__________     $                $

===============================================================================

(1) The Company has granted the Underwriter a 30-day option to purchase up to 150,000 additional shares of its Common Stock solely to cover over-allotments, if any. If the Underwriter exercises such option in full, the Price to Public, Underwriting Discounts, and Proceeds to Company will be approximately $ , $ and $ , respectively. See "Underwriting." The Underwriter has agreed to limit the Underwriting
    Discounts to 4.0% of the Price to Public for up to             shares
    sold by the Underwriter to officers and directors of the Company and the Bank. See "Underwriting."

(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(3) Before deducting estimated offering expenses payable by the Company of $ .

     The shares of Common Stock are offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to the right of the Underwriter to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made through the facilities of The Depository Trust Company in New York, New York on or about
                  , 1998 against payment therefor in immediately available funds.

                                 Roney & Co.

                    The date of this Prospectus is              , 1998.

                          [ GRAPHIC: SERVICE AREA ]

                          FORWARD-LOOKING STATEMENTS

      This Prospectus contains statements which constitute forward-looking statements. These statements appear in several places in this Prospectus and include statements regarding intent, belief, outlook, estimate or expectations of the Company, primarily with respect to future events and the future financial performance of the Company. Prospective purchasers of the Common Stock are cautioned that any such forward-looking statements are not guarantees of future events or performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements.

      IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context clearly suggests otherwise, references in this Prospectus to the Company include the Bank. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriter's over-allotment option. All information in this Prospectus with respect to the Common Stock has been adjusted to reflect the 10% stock dividend paid on January 30, 1998 to shareholders of record on December 16, 1997.

                              The Company

      Dearborn Bancorp, Inc. (the "Company"), a Michigan corporation, is a bank holding company owning all of the common stock of Community Bank of Dearborn (the "Bank"), a Michigan banking corporation which commenced business on February 28, 1994. The Bank is the only commercial bank headquartered in Dearborn, Michigan and conducts business primarily in western Wayne County, Michigan.

      The Bank has a strong commitment to community banking and offers a wide range of financial products and services, primarily for individuals as well as small- to medium-sized businesses. The Bank's lending strategy focuses on residential real estate lending and, to a lesser extent, commercial lending and indirect consumer lending through a select list of local automotive dealers. The Bank also offers a broad array of deposit products, including checking, savings and money market accounts, business checking, direct deposits and certificates of deposit.

      The Bank primarily serves western Wayne County and currently has offices in Dearborn, Dearborn Heights and Plymouth Township, Michigan. Western Wayne County has a diverse economy based primarily on manufacturing, retail and service. The Bank has delineated its primary market area to include the communities of Dearborn, Dearborn Heights, Northville, Plymouth and Plymouth Township, Michigan. The Bank has identified the Metropolitan Detroit Area as its secondary marketing area to promote and foster additional banking and credit opportunities as they arise.

      At December 31, 1997, the Company had total assets of $86.7 million, total loans of $52.1 million, total deposits of $75.4 million, a ratio of non-performing assets to total loans of 0.02%, and a ratio of allowance for possible credit losses to total loans of 1.01%. For the year ended
December 31, 1997, the Company reported net income of $610,000 or $0.58 per share, basic and diluted, compared to net income of $27,000 or $0.04 per share, basic and diluted, for the same period in 1996. At December 31, 1997, the Bank exceeded all applicable regulatory capital requirements.

Management and Board of Directors

      The Company has assembled a management team and a board of directors that have many years of combined banking experience in the Bank's market area and a shared vision and commitment to the future growth and success of the Bank.

      Michael J. Ross, President and Chief Executive Officer of the Bank, has over 26 years of banking experience. Prior to joining the Bank at its formation in 1993, Mr. Ross worked as an independent consultant in the banking industry during 1992, was President of Republic Bank -- South East during 1991, and President of Republic Bank -- Flint from 1987 to 1990. From 1972 to 1986, Mr. Ross was with Manufacturers National Bank of Detroit (now part of Comerica Bank) where he held various positions principally in commercial lending.

      Jeffrey L. Karafa, Vice President and Cashier of the Bank, joined the Bank in 1994 and has over 15 years of banking experience, 11 of which were with Michigan National Bank, primarily in financial management positions. Timothy J. Cuttle, Executive Vice President in charge of the Bank's lending operations, has over 28 years of banking experience, 21 of which were with Huntington Bank of Michigan and its predecessor. Jeffrey J. Wolber, Vice President in charge of the Bank's branch operations, has over 23 years of banking experience, 8 of which were with NBD Bank and 10 of which were with Michigan National Bank.

      Four of the directors of the Company served as executive officers and/or directors of Alliance Financial Corporation, the bank holding company which owned Dearborn Bank and Trust Company, until its merger with Comerica Incorporated ("Comerica") in December 1989. Two other directors served as directors of Heritage Bankcorp, Inc., the thrift holding company which owned Heritage Federal Savings Bank, prior to its merger with Standard Federal Bank in 1994.

Business Strategy

Grow Through Branch Expansion. Since commencing operations, the Bank's growth has been accomplished through internal growth. The internal growth of the Bank has been aided by the opening of two additional offices. The Dearborn Heights office opened on December 20, 1995 and as of December 31, 1997 had $15.7 million in total deposits, while the Plymouth Township office opened on August 11, 1997 and as of December 31, 1997 had $5.4 million in total deposits. In 1998, the Bank intends to open an additional office in western Wayne County.

Emphasize Community Banking. The Bank strives to maintain a strong commitment to community banking. The Bank's goal is to attract small- to medium-sized businesses and individuals as customers who wish to conduct business with a local commercial bank that demonstrates an active interest in their business and personal affairs. Management believes that the Bank is better able than its larger competitors to deliver more timely responses to customer requests, provide customized financial products and services and offer customers the personal attention of senior banking officers.

Expand Lending in the Company's Primary Market. The Company's initial lending philosophy concentrated on single family residential lending but has grown to include a more diverse group of loan products. The Company's loan portfolio currently consists of residential loans, indirect consumer loans with a select list of local automobile dealers, commercial real estate loans, small business commercial loans and other consumer loans. Management intends to maintain its emphasis on these loan products.

Grow Through Selected Acquisitions. Although the Company will continue to pursue internal growth at the Bank, management believes that additional growth opportunities may be found in acquisitions of community banks or branches in southeastern Michigan to enhance the Company's markets. As part of its normal business operations, management maintains contact with financial institutions to discuss various acquisition possibilities. However, the Company has made no bank or branch acquisitions to date, and it presently has no agreements, commitments, understandings or arrangements to acquire any other banks or branches, and there is no assurance that the Company will be successful in its acquisition strategy.

                                  The Offering

Securities Offered by
   the Company .......... 1,000,000 shares of Common Stock. In addition, the
                          Company has granted the Underwriter an option to purchase up to an additional 150,000 shares to cover over-allotments.

Common Stock Outstanding
   Before the Offering .. 1,044,924 shares

Common Stock Outstanding
   After the Offering ... 2,044,924 shares (2,194,924 shares if the over-allotment option is exercised in full).

Use of Proceeds by the
   Company .............. Approximately $2 million of the net proceeds received by the Company from the shares it is selling in the offering will be contributed to the Bank to be used for general corporate purposes and to provide additional capital to the Bank. The remaining net proceeds will be held by the Company for general corporate purposes. See "Use of Proceeds."

Proposed Nasdaq
   Small-Cap Market
   Symbol ............... DEAR

                       SUMMARY OF SELECTED FINANCIAL DATA

      The following selected consolidated financial and other data as of and for each of the four years in the period ended December 31, 1997 are derived from the Company's audited consolidated financial statements. The information set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Consolidated Balance Sheets as of December 31, 1997 and 1996, and the Consolidated Statements of Operations for the years ended December 31, 1997, 1996 and 1995, are included elsewhere in this Prospectus.

                                                          At or for the years ended December 31,
                                                          --------------------------------------
(In thousands, except share data)                          1997        1996       1995    1994(1)
---------------------------------                          ----        ----       ----    -------
OPERATIONS
Interest income .....................................      $5,404      $3,314    $2,023      $674
Interest expense ....................................       2,998       1,706     1,004       266
                                                           ------      ------    ------     -----
Net interest income .................................       2,406       1,608     1,019       408
Provision for possible credit losses ................         164         164       114       100
                                                           ------      ------    ------     -----
Net interest income after provision for possible
  credit losses .....................................       2,242       1,444       905       308
Total non-interest income ...........................         312         284       210        93
Total non-interest expense ..........................       2,089       1,701     1,403     1,065
                                                           ------      ------    ------     -----
Net income (loss) before federal income tax benefit .         465          27      (288)     (664)
Income tax benefit ..................................         145          --        --        --
                                                           ------      ------    ------     -----
Net income (loss) ...................................        $610         $27     $(288)    $(664)
                                                           ======      ======    ======     =====
FINANCIAL CONDITION
Total assets ........................................     $86,653     $56,599   $35,130   $20,879
Loans ...............................................      52,139      36,263    19,945     9,907
Deposits ............................................      75,397      47,463    28,922    14,389
Other borrowings ....................................       2,037         554       569       584
Stockholders' equity ................................       8,752       8,190     5,458     5,626

SHARE INFORMATION
Net income (loss) per common share -- basic and
  diluted ...........................................       $0.58       $0.04    $(0.39)   $(0.90)
Book value per common share .........................       $8.38       $7.84     $7.36     $7.59
Average shares outstanding ..........................   1,055,861     742,178   741,346   741,346
Shares outstanding at end of period .................   1,044,924   1,044,924   741,346   741,346

OTHER DATA
Return on average assets ............................       0.86%       0.06%    (1.01%)   (5.12%)
Return on average equity ............................       7.23%       0.50%    (5.20%)  (11.62%)
Net interest margin .................................       3.60%       3.98%     3.92%     3.55%
Net interest spread .................................       2.54%       2.92%     2.65%     1.46%
Allowance for possible credit losses to total loans .       1.01%       1.01%     1.02%     1.00%
Nonperforming assets to total loans .................       0.02%       0.02%     0.21%     0.00%
Stockholders' equity to total assets ................      10.10%      14.47%    15.54%    26.95%
Total interest expense to interest income ...........      55.48%      51.48%    49.63%    39.47%
Number of offices ...................................           3           2         2         1

----------------
(1) Bank operations began on February 28, 1994.

                                 RISK FACTORS

      The Common Stock offered hereby involves significant risk. The following constitute some of the potential risks of an investment in the Common Stock and should be carefully considered by prospective investors prior to purchasing shares of Common Stock. The order of the following is not necessarily indicative of the relative importance of any described risk nor is the following intended to be inclusive of all risks of investment in the Common Stock.

Lending Risks

      The risk of nonpayment of loans is inherent in commercial banking, and such nonpayment, if it occurs, would likely have a material adverse effect on the Company's earnings and overall financial condition, as well as the value of the Common Stock. Management attempts to minimize the Bank's credit exposure by carefully monitoring the concentration of its loans within specific industries and through prudent loan application and approval procedures, but there can be no assurance that such monitoring and procedures will reduce such lending risks. Credit losses can cause insolvency and failure of a financial institution, and in such event, its shareholders could lose their entire investment.

Impact of Interest Rates and Economic Conditions

      The results of operations for financial institutions, including the Bank, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. The Bank's profitability is in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. In the early 1990s, many banking organizations experienced historically high interest rate spreads. More recently, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressure, and there can be no assurance that such factors will not continue to exert such pressure or that such high interest rate spreads will return. Although economic conditions in the Bank's market area have been generally favorable, there can be no assurance that such conditions will continue to prevail. Substantially all the Bank's loans are to businesses and individuals in the Metropolitan Detroit Area and any decline in the economy of this area could have an adverse impact on the Bank. Like most banking institutions, the Bank's net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and the Bank's ability to respond to changes in such rates. At any given time, the Bank's assets and liabilities will be such that they are affected differently by a change in interest rates. As a result, an increase or decrease in rates could have a material adverse effect on the Bank's net income, capital and liquidity. While management takes measures to guard against interest rate risk, there can be no assurance that such measures will be effective in minimizing the exposure to such risk. See "Supervision and Regulation."

Competition

      The Company and the Bank face strong competition for deposits, loans and other financial services from numerous banks, savings banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial services organizations with which the Bank competes are not subject to the same degree of regulation as the Bank. Many of the financial institutions and financial services organizations aggressively compete for business in the Bank's market area. Most of these competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than the Bank, and are able to offer certain services that the Bank does not currently provide, including more extensive branch networks, trust services, and international banking services. In addition, most of these entities have greater capital resources than the Bank, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than could the Bank. Additionally, recently effective legislation regarding interstate branching and banking may increase competition in the future from out-of-state banks.

Need for Technological Change

      The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services.
In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in the Bank's operations. Many of the Bank's competitors have substantially greater resources to invest in technological improvements. Such technology may permit competitors to perform certain functions at a lower cost than the Bank. There can be no assurance that the Bank will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

Discretion in Use of Proceeds

      The purpose of the offering is to further strengthen the Company's capital position in order to support the general expansion of the Company's business, including, if opportunities arise, possible acquisitions of other branches or expansion into other lines of business closely related to banking. Management, however, will retain discretion in employing the proceeds of the offering. At present there are no specific agreements, arrangements, or understandings for any acquisition, and there is no assurance that the Company's acquisition strategy will be successful. See "Use of Proceeds."

Government Regulation and Monetary Policy

      The Company and the Bank are subject to extensive state and federal government supervision and regulation. Existing state and federal banking laws subject the Bank to substantial limitations with respect to loans, purchase of securities, payment of dividends and many other aspects of its banking business. There can be no assurance that future legislation or government policy will not adversely affect the banking industry or the operations of the Bank. Federal economic and monetary policy may affect the Bank's ability to attract deposits, make loans and achieve satisfactory interest spreads. See "Supervision and Regulation."

No Assurance of Cash Dividends

      Although the Company recently declared a stock dividend, the Company has not paid cash dividends on its Common Stock, and it is anticipated that no cash dividends will be paid on the Common Stock for the foreseeable future. The Company is largely dependent upon dividends paid by the Bank for funds to pay dividends on the Common Stock, if and when such dividends are declared. No assurance can be given that future earnings of the Bank, and resulting dividends to the Company, will be sufficient to permit the legal payment of dividends to Company shareholders at any time in the future. Even if the Company may legally declare dividends, the amount and timing of such dividends will be at the discretion of the Company's Board of Directors. The Board may in its sole discretion decide not to declare dividends. These shares should not be purchased by persons who need or desire dividend income from this investment. For a more detailed discussion of other regulatory limitations on the payment of cash dividends by the Company, see "Dividend Policy."

Anti-Takeover Provisions

      The Articles of Incorporation of the Company and Chapter 7B of the Michigan Business Corporation Act ("MBCA") provide for certain supermajority vote and other requirements on certain business combinations with interested shareholders and limit voting rights of certain acquirers of control shares. In addition, federal law requires the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") prior to acquisition of "control" of a bank holding company. These provisions may have the effect of delaying or preventing a change in control of the Company without action by the shareholders. As a result, these provisions could adversely affect the price of the Common Stock by, among other things, preventing a shareholder of the Company's Common Stock from realizing a premium which might be paid as a result of a change in control of the Company. See "Description of Common Stock -- Certain Charter Provisions."

Indemnification of Directors and Officers

      The Company's Articles of Incorporation provide for the indemnification of its officers and directors and insulate its officers and directors from liability for certain breaches of the duty of care. It is possible that the indemnification obligations imposed under these provisions could result in a charge against the Company's earnings and thereby affect the availability of funds for payment of dividends to the Company's shareholders. See "Description of Common Stock -- Indemnification of Directors and Officers."

Determination of Offering Price; Limited Trading Market Expected

      The public offering price of $ per share was determined by the Company in consultation with the Underwriter. This price is not based upon earnings or past operations and should not be construed as indicative of the present or anticipated future value of the Common Stock. Prior to the offering, there has been no public trading market for the Common Stock and shares have been traded on an individual basis. The price at which these shares are being offered to the public may be greater than the market price for the Common Stock following the offering. The Underwriter has advised the Company that, upon completion of the offering, it intends to use reasonable efforts to initiate quotations of the Common Stock in the Nasdaq Small-Cap Market and to act as a market maker in the Common Stock, subject to applicable laws and regulatory requirements, although it is not obligated to do so. Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is not within the control of the Company or any market maker. Even with a market maker, factors such as the limited number of shares outstanding and the absence of a reasonable expectation of dividends within the near future mean that there can be no assurance of an active and liquid market for the Common Stock developing in the foreseeable future. Even if a market develops, there can be no assurance that a market will continue, or that shareholders will be able to sell their shares at or above the price at which these shares are being offered to the public. Purchasers of Common Stock should carefully consider the limited liquidity of their investment in the shares being offered hereby.

Dilution

      In the period following the offering, the offering may have a dilutive effect on income per share and return on equity, because the proceeds of the offering may be invested in short-term investments at comparatively low interest rates. The Company's long-term strategy is to use the additional equity raised through the offering as a base to support asset growth which would enhance income per share and return on equity. However, there is no assurance that the Company will be able to achieve such growth.

                               USE OF PROCEEDS

      The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered hereby are estimated to be $ ($ if the Underwriter's over-allotment option is exercised in full), after deduction of the underwriting discounts, but before deducting estimated offering expenses of $
 . The Underwriter has agreed to limit the underwriting discounts to 4.0% of the public offering price for up to shares sold by the Underwriter to officers and directors of the Company and the Bank.

      The Company will contribute approximately $2 million of the net proceeds of the offering to the Bank. It is anticipated that the net proceeds received by the Bank will be used to fund investments in loans and securities and for payment of operating expenses. The remaining net proceeds (plus any net proceeds as a result of the exercise of the Underwriter's over-allotment option) will initially be invested by the Company in investment grade securities and otherwise held by the Company for general corporate purposes and to pay operating expenses, as well as for possible future capital contributions to the Bank. The funds will also be available to finance possible acquisitions of other branches or expansion into other lines of business closely related to banking, although the Company presently has no plans to do so.

                               DIVIDEND POLICY

      The Company and Bank income, if any, will be retained to finance the growth of the Company and the Bank. The Company does not anticipate that cash dividends will be paid in the foreseeable future. The declaration of dividends is at the discretion of the Board of Directors, and there is no assurance that cash dividends will be declared at any time. If and when dividends are declared, the Company will be largely dependent upon dividends paid by the Bank for funds to pay dividends on the Common Stock.

      On December 16, 1997, the Company declared a 10% stock dividend payable on January 30, 1998 to shareholders of record on December 16, 1997.

      Under Michigan law, the Bank is restricted as to the maximum amount of cash dividends it may pay on its Common Stock. A Michigan state bank may not declare cash dividends except out of net profits then on hand after deducting its losses and bad debts, and then only if the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. If the surplus of a Michigan state bank is at any time less than the amount of its capital, before the declaration of a cash dividend or dividend in kind, it must transfer to surplus not less than 10% of its net profits for the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends). The ability of the Company and the Bank to pay cash dividends is also affected by various regulatory requirements and policies, such as the requirement to maintain adequate capital above regulatory guidelines. See "Supervision and Regulation." Such requirements and policies may limit the Company's ability to obtain dividends from the Bank for its cash needs, including funds for acquisitions, payment of dividends by the Company, and the payment of operating expenses.

                                CAPITALIZATION

      The following table sets forth the historical capitalization of the Company and as it is projected to be immediately after the sale of the 1,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds. See "Use of Proceeds."

                                                          At December 31, 1997
                                                          --------------------
(In thousands, except share data)                       Historical   As Adjusted
                                                        ----------   -----------
Long-term debt ......................................     $   537      $
Stockholders' equity:
  Common Stock, 3,000,000 shares authorized,
   1,044,924 shares issued and outstanding; 2,044,924
    shares issued and outstanding as adjusted (1)....      10,506        (2)
  Accumulated deficit ...............................      (1,689)
                                                           ------     ------
  Net unrealized loss on securities available for
    sale ............................................         (65)
Total stockholders' equity ..........................       8,752
                                                           ------     ------
Total capitalization ................................     $ 9,289      $
                                                           ======     ======

----------------
(1) Excludes 87,400 shares reserved for issuance of options outstanding under the Company's Stock Option Plan.

(2) Offering expenses to be paid by the Company are expected to be $_______.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial and other data as of and for each of the four years in the period ended December 31, 1997 are derived from the Company's audited consolidated financial statements. The information set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Consolidated Balance Sheets as of December 31, 1997 and 1996, and the Consolidated Statements of Operations for the years ended December 31, 1997, 1996 and 1995, are included elsewhere in this Prospectus.

                                                          At or for the years ended December 31,
                                                          --------------------------------------
(In thousands, except share data)                          1997        1996       1995    1994(1)
---------------------------------                          ----        ----       ----    -------
OPERATIONS
Interest income .....................................      $5,404      $3,314    $2,023      $674
Interest expense ....................................       2,998       1,706     1,004       266
                                                            -----       -----     -----     -----
Net interest income .................................       2,406       1,608     1,019       408
Provision for possible credit losses ................         164         164       114       100
                                                            -----       -----     -----     -----
Net interest income after provision for possible
  credit losses .....................................       2,242       1,444       905       308
Total non-interest income ...........................         312         284       210        93
Total non-interest expense ..........................       2,089       1,701     1,403     1,065
                                                            -----       -----     -----     -----
Net income (loss) before federal income tax benefit .         465          27      (288)     (664)
Income tax benefit ..................................         145          --        --        --
                                                            -----       -----     -----     -----
Net income (loss) ...................................        $610         $27     $(288)    $(664)
                                                            =====       =====     =====     =====
FINANCIAL CONDITION
Total assets ........................................     $86,653     $56,599   $35,130   $20,879
Loans ...............................................      52,139      36,263    19,945     9,907
Deposits ............................................      75,397      47,463    28,922    14,389
Other borrowings ....................................       2,037         554       569       584
Stockholders' equity ................................       8,752       8,190     5,458     5,626
SHARE INFORMATION
Net income (loss) per common share -- basic and
  diluted ...........................................       $0.58       $0.04    $(0.39)   $(0.90)
Book value per common share .........................       $8.38       $7.84     $7.36     $7.59
Average shares outstanding ..........................   1,055,861     742,178   741,346   741,346
Shares outstanding at end of period .................   1,044,924   1,044,924   741,346   741,346
OTHER DATA
Return on average assets ............................       0.86%       0.06%    (1.01%)   (5.12%)
Return on average equity ............................       7.23%       0.50%    (5.20%)  (11.62%)
Net interest margin .................................       3.60%       3.98%     3.92%     3.55%
Net interest spread .................................       2.54%       2.92%     2.65%     1.46%
Allowance for possible credit losses to total loans .       1.01%       1.01%     1.02%     1.00%
Nonperforming assets to total loans .................       0.02%       0.02%     0.21%     0.00%
Stockholders' equity to total assets ................      10.10%      14.47%    15.54%    26.95%
Total interest expense to interest income ...........      55.48%      51.48%    49.63%    39.47%
Number of offices ...................................           3           2         2         1

----------------
(1) Bank operations began on February 28, 1994.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

General

      The Company was formed in 1992 and the Bank was formed in 1993. Principal operations of the Bank commenced on February 28, 1994 when the Bank opened for business at its main office, located at 22290 Michigan Avenue, Dearborn, Michigan. On December 20, 1995, the Bank opened its second office, located at 24935 West Warren Avenue, Dearborn Heights, Michigan. On August 11, 1997, the Bank opened its third office, located at 44623 Five Mile Road, Plymouth Township, Michigan.

Results of Operations

      The Company reported net income of $610,000 in 1997 compared to net income of $27,000 in 1996 and a net loss of $288,000 in 1995. The improvement each year was primarily a function of growth in the volume of investments, loans and deposits and the corresponding net interest income associated with the increased volumes.

Net Interest Income

      1997 Compared to 1996. Net interest income for the period ended December 31, 1997 was $2.4 million compared to $1.6 million for the period ended December 31, 1996, an increase of $0.8 million or 50%. This increase was caused primarily by an increase in average earning assets of $26.5 million between the periods while interest-bearing liabilities grew by $21.9 million. At the same time the Company's interest rate spread decreased to 2.54% in 1997 from 2.92% in 1996. The Company's net interest margin also decreased in 1997 to 3.60% from 3.98% in 1996. However, the decreases in net interest spread and net interest margin were offset by increases in the volume of net earning assets. The Company's decrease in interest rate spread and net interest margin was a direct result of aggressive time deposit gathering at premium rates and the direct reinvestment of those funds into investment securities with similar interest rates until the funds could be redeployed into quality loans with higher yields.

      1996 Compared to 1995. Net interest income for the period ended December 31, 1996 was $1.6 million compared to $1.0 million for the period ended December 31, 1995, an increase of $0.6 million or 60%. This increase was caused primarily by an increase in average earning assets of $14.6 million between the periods, while interest-bearing liabilities grew by $13.0 million. At the same time, the Company's interest rate spread increased to 2.92% in 1996 from 2.65% in 1995. The Company's net interest margin also increased in 1996 to 3.98% from 3.95% in 1995.

      Average Balances, Interest Rates and Yields. Net interest income is affected by the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and the relative amounts of interest-bearing liabilities and interest- earning assets. When the total of interest-earning assets approximates or exceeds the total of interest- bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" or "net interest margin," which is net interest income divided by average interest-earning assets.

      The following table sets forth certain information relating to the Company's consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans, if any, are included in the net loan category.

                              Year Ended December 31, 1997   Year Ended December 31, 1996   Year Ended December 31, 1995
                              ----------------------------   ----------------------------   ----------------------------
                              Average              Average   Average              Average   Average              Average
(In thousands)                Balance   Interest    Rate     Balance   Interest    Rate     Balance   Interest    Rate
                              -------   --------    ----     -------   --------    ----     -------   --------    ----
Assets
  Federal funds sold and
    interest bearing
    deposits with banks  ..   $ 3,351    $  188     5.61%    $ 2,137    $  115     5.38%    $ 3,184    $  188     5.90%
  Investment securities --
    available for sale  ...    20,031     1,235     6.17%     12,400       733     5.91%      8,240       466     5.66%
  Loans  ..................    43,533     3,981     9.14%     25,835     2,466     9.55%     14,345     1,369     9.54%
                               ------     -----     ----      ------     -----     ----      ------     -----     ----
    Sub-total earning
      assets...............    66,915     5,404     8.08%     40,372     3,314     8.21%     25,769     2,023     7.85%
  Other assets  ...........     4,361                          3,618                          2,711
                               ------                         ------                         ------
    Total assets  .........   $71,276                        $43,990                        $28,480
                               ======                         ======                         ======
Liabilities and
  stockholders'
  equity
    Interest bearing
      deposits  ...........   $53,559    $2,955     5.52%    $31,713    $1,662     5.24%    $18,748    $  959     5.12%
    Other borrowings  .....       582        43     7.39%        564        44     7.80%        576        45     7.75%
                               ------     -----     ----      ------     -----     ----      ------     -----     ----
      Sub-total interest
        bearing
        liabilities  ......    54,141     2,998     5.54%     32,277     1,706     5.29%     19,324     1,004     5.20%
    Non-interest bearing
      deposits  ...........     8,374                          6,142                          3,359
    Other liabilities  ....       322                            210                            256
    Stockholders' equity  .     8,439                          5,361                          5,541
                               ------                         ------                         ------
      Total liabilities
        and stockholders'
        equity  ...........   $71,276                        $43,990                        $28,480
                              =======                         ======                         ======
      Net interest income                $2,406                         $1,608                         $1,019
                                         ======                          =====                          =====
      Net interest rate
        spread  ...........                         2.54%                          2.92%                          2.65%
                                                    ====                           ====                           =====
      Net interest margin
        on earning assets                           3.60%                          3.98%                          3.95%
                                                    ====                           ====                           ====

      Rate/Volume Analysis. The following table analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in yields and rates. The table reflects the extent to which changes in the interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

                                                                 1997/1996                    1996/1995
                                                        Change in Interest Due to:   Change in Interest Due to:
                                                        --------------------------   --------------------------
                                                        Average   Average     Net    Average   Average     Net
(In thousands)                                          Balance     Rate    Change   Balance     Rate    Change
--------------                                          -------     ----    ------   -------     ----    ------
Assets
  Federal funds sold and interest bearing deposits
    with banks ......................................    $   68    $   5    $   73    $  (56)    $(17)   $  (73)
  Investment securities -- available for sale .......       470       32       502       246       21       267
  Loans .............................................     1,619     (104)    1,515     1,097       --     1,097
                                                          -----     ----     -----     -----      ---     -----
Total earning assets ................................    $2,157    ($  67)  $2,090    $1,287     $  4    $1,291
                                                          =====     =====    =====     =====      ===     =====
Liabilities
  Interest bearing deposits .........................    $1,206    $  87    $1,293    $  679     $ 24    $  703
  Other borrowings ..................................         1       (2)       (1)       (1)      --        (1)
                                                          -----     ----     -----     -----      ---     -----
Total interest bearing liabilities ..................    $1,207    $  85    $1,292    $  678     $ 24    $  702
                                                          =====     ====     =====     =====      ===     =====
    Net interest income .............................                       $  798                       $  589
                                                                             =====                        =====
    Net interest rate spread ........................                        (0.38%)                       0.27%
                                                                             =====                        =====
    Net interest margin on earning assets ...........                        (0.39%)                       0.03%
                                                                             =====                        =====

Provision for Possible Credit Losses

      1997 Compared to 1996. The provision for possible credit losses was $164,000 in both 1997 and 1996. The provision for possible credit losses was based upon management's assessment of relevant factors, including types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, and current and projected economic conditions. Refer to Note C of the Notes to Consolidated Financial Statements for additional information.

      1996 Compared to 1995. The provision for possible credit losses was $164,000 in 1996 compared to $114,000 in 1995, an increase of $50,000 or 44%.
The increase in the provision for possible credit losses was based upon management's assessment of relevant factors, including types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, and current and projected economic conditions. Refer to Note C of the Notes to Consolidated Financial Statements for additional information.

Non-interest Income

      1997 Compared to 1996. Non-interest income was $312,000 in 1997 compared to $284,000 in 1996, an increase of $28,000 or 10%. This increase was primarily due to service charges on deposit accounts as a result of an increase in the volume of these accounts.

      1996 Compared to 1995. Non-interest income was $284,000 in 1996 compared to $210,000 in 1995, an increase of $74,000 or 35%. This increase was primarily due to service charges on deposit accounts as a result of an increase in the volume of these accounts.

Non-interest Expense

      1997 Compared to 1996. Non-interest expense was $2.1 million in 1997 compared to $1.7 million in 1996, an increase of $0.4 million or 24%. The largest components of non-interest expense were salaries and employee benefits which amounted to $1.2 million and occupancy and equipment expense which amounted to $267,000 in 1997. In 1996, salaries and employee benefits and occupancy and equipment expense were $1.1 million and $198,000, respectively. The primary factor for these increases was the opening of the Bank's office in Plymouth Township, Michigan in August 1997. As of December 31, 1997, the number of full time equivalent employees was 26 as compared to 23 as of December 31, 1996.

      1996 Compared to 1995. Non-interest expense was $1.7 million in 1996 compared to $1.4 million in 1995, an increase of $0.3 million or 21%. The largest components of non-interest expense were salaries and employee benefits which amounted to $1.1 million and occupancy and equipment expense which amounted to $198,000 in 1996. In 1995, salaries and employee benefits and occupancy and equipment expense were $0.9 million and $147,000, respectively. The primary factor for these increases was the opening of the Bank's office in Dearborn Heights, Michigan in late December 1995. As of December 31, 1996, the number of full time equivalent employees was 23 as compared to 24 as of December 31, 1995.

Income Tax Benefit

      1997 Compared to 1996. The income tax benefit was $145,000 in 1997 compared to $0 in 1996, an increase of $145,000. During 1997, the Bank recognized a $145,000 tax benefit from the change in the valuation allowance against a deferred tax asset related to net operating loss carryforwards. Refer to Note H of the Notes to Consolidated Financial Statements for additional information.

Comparison of Financial Condition at December 31, 1997 and December 31, 1996

      Assets. Total assets at December 31, 1997 were $86.7 million compared to $56.6 million at December 31, 1996, an increase of $30.1 million or 53%. The increase was primarily due to increases in investment securities -- available for sale and loans.

      Investment Securities -- Available for Sale. Total investment securities -- available for sale, at December 31, 1997 were $29.8 million compared to $10.5 million at December 31, 1996, an increase of $19.3 million or 184%. During 1997, the Company purchased $41.4 million in securities, and $19.5 million of securities were called or matured during the year. In addition, the Company sold securities of $2.6 million and recognized gain on such sales in the amount of $13,000. The increase in deposits has enabled the Company to invest in investment securities -- available for sale until such time as quality loan opportunities become available. All securities within the Company's portfolio are U.S. treasury issues or U.S. government-sponsored agency issues carrying AAA ratings. The Company does not hold any securities in the "Held to Maturity" category, nor does the Company hold or utilize derivatives. Refer to Note B of the Notes to Consolidated Financial Statements for additional information.

      Loans. Total loans at December 31, 1997 were $52.1 million compared to $36.3 million at December 31, 1996, an increase of $15.8 million or 44%. The components of the outstanding balances and percentage increase in loans from 1996 to 1997 are as follows:

                                                          December 31, 1997      December 31, 1996      Percent
                                                          ------------------   --------------------    Increase/
(In thousands)                                          Balance   Percentage   Balance   Percentage   (Decrease)
--------------                                          -------   ----------   -------   ----------   ----------
Consumer loans ......................................   $12,705        25%     $ 8,877        24%          43%
Commercial, financial, & other ......................    10,668        20        7,199        20           48
Commercial real estate construction .................     1,746         3        1,971         5          (11)
Commercial real estate mortgages ....................     9,796        19        6,384        18           53
Residential real estate mortgages ...................    17,224        33       11,832        33           46
                                                        -------       ---      -------       ---           ---
                                                        $52,139       100%     $36,263       100%          44%
                                                        =======       ===      =======       ===           ==

      Refer to Note C of the Notes to Consolidated Financial Statements for additional information.

      Allowance for Possible Credit Losses. The allowance for possible credit losses at December 31, 1997 was $522,000 compared to $366,000 at December 31, 1996, an increase of $156,000 or 43%. The increase in the allowance for possible credit losses was based upon management's assessment of relevant factors, including types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, and current and projected economic conditions. Refer to Note C of the Notes to Consolidated Financial Statements for additional information.

      Bank Premises and Equipment. Bank premises and equipment at December 31, 1997 was $2.3 million compared to $2.1 million at December 31, 1996, an increase of $0.2 million or 10%. This increase reflects the Bank's investment in technology as well as capital expenditures necessary to open the Bank's Plymouth Township office.

      Accrued Interest Receivable. Accrued interest receivable at December 31, 1997 was $723,000 compared to $306,000 at December 31, 1996, an increase of $417,000 or 136%. The increase was due to the increased volume of investments securities -- available for sale, for which interest is receivable semi-annually.

      Other Assets. Other assets at December 31, 1997 were $230,000 compared to $94,000 at December 31, 1996, an increase of $136,000 or 145%. The increase was due to the Bank's recognition of an income tax asset of $145,000 in 1997. Refer to Note H of the Notes to Consolidated Financial Statements for additional information.

      Deposits. Total deposits at December 31, 1997 were $75.4 million compared to $47.5 million at December 31, 1996, an increase of $27.9 million or 59%. The components of the outstanding balances and percentage increase in deposits from 1996 to 1997 are as follows:

                                                        December 31, 1997   December 31, 1996
                                                        -----------------   -----------------     Percent
(In thousands)                                           Balance Percentage Balance  Percentage  Increase
--------------                                           ------- ----------  ------- ----------  --------
Non-interest bearing:
  Demand ............................................    $ 8,587      11%    $ 7,583      15%       13%
Interest bearing:
  Checking ..........................................      1,274       2         977       2        30
  Money market ......................................      6,787       9       5,977      13        14
  Savings ...........................................      1,529       2       1,240       3        23
  Time, under $100,000 ..............................     36,114      48      19,048      40        90
  Time, $100,000 and over
    Non-volatile priced .............................     12,055      16       5,265      11       129
    Volatile priced .................................      9,051      12       7,373      16        23
                                                         -------     ---     -------     ---       ---
                                                         $75,397     100%    $47,463     100%       59%
                                                         =======     ===     =======     ===       ===

      The increase in deposits was primarily due to growth in time deposits. During 1997, the Bank completed two major marketing campaigns, an annual birthday celebration in March and a grand opening celebration in August, offering a premium rate of interest on time deposits. These campaigns raised in excess of $7 million in new deposits per campaign in a period of approximately two weeks each. Additional growth in all types of deposits was achieved via routine marketing, telemarketing, referral and visitation programs. The increase in deposits enabled the Company to invest the funds in investment securities -- available for sale until such time as quality loan opportunities became available.

      Federal Funds Purchased. Federal funds purchased at December 31, 1997 were $1.5 million compared to $0 at December 31, 1996. The increase in federal funds purchased was a result of the Bank's need for liquidity to fund an unanticipated $1.5 million outgoing wire transfer for a large customer late in the day on December 31, 1997.

      Accrued Interest Payable. Accrued interest payable at December 31, 1997 was $310,000 compared to $127,000 at December 31, 1996. The increase was due to the increase in the volume of time deposits during 1997.

Capital

      Stockholders' equity at December 31, 1997 was $8.8 million compared to $8.2 million as of December 31, 1996, an increase of $0.6 million or 7%. In addition, at December 31, 1997, the Bank exceeded all applicable regulatory capital requirements. Refer to Note K of the Notes to Consolidated Financial Statements for further information.

Liquidity and Asset and Liability Management

      Liquidity refers to readily available funds to meet the needs of borrowers and depositors. Levels of liquidity are closely monitored in conjunction with loan funding requirements and deposit outflows. Adequate liquidity protects institutions from raising funds under duress at excessive expense and provides a necessary cushion for occasional unpredictable aberrations in demand. While adequate liquidity is imperative, excessive liquidity in lower yielding cash investments or other easily marketable assets reduces potential interest income. Thus, an appropriate balance must be maintained to protect the institution, and at the same time, prudently maximize income opportunities. Sources of liquidity from both assets and liabilities includes federal funds sold, securities available for sale, loan repayments, core deposits and a federal funds purchase credit facility.

      The Company has sought to manage its exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of the Company's interest-earning assets and interest-bearing liabilities. The matching of the assets and liabilities may be analyzed by examining the extent to which the assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on net interest income.

      An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Company's assets mature or reprice more quickly or to a greater extent that its liabilities, then the Company's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Company's assets mature or reprice more slowly or to a lesser extent than its liabilities, then its net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates.

      Interest Rate Sensitivity Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity "gap" is the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceed the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would be expected to adversely affect net interest income while a positive gap would be expected to result in an increase in net interest income; conversely, during a period of declining interest rates, a negative gap would be expected to result in an increase in net interest income and a positive gap would be expected to adversely affect net interest income.

      Different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, and thus changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category. Additionally, the gap analysis does not consider the many factors as banking interest rates move. While the interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure, without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. During periods of rising interest rates, the Company's assets tend to have prepayments that are slower than those in an interest rate sensitivity gap and would increase the negative gap position. Conversely, during a period of falling interest rates, the Company's assets would tend to prepay faster than originally expected thus decreasing the negative gap position. In addition, some of the Company's assets, such as adjustable rate mortgages, have caps on the amount by which their interest rates can change in any single period, and therefore may not reprice as quickly as liabilities in the same maturity category.

      The following table set forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1997 which are expected to mature or reprice in each of the time periods shown.

                                                                Interest Rate Sensitivity Period
                                                        -----------------------------------------------
                                                          1-90     91-365      1-5       Over
(In thousands)                                            Days      Days      Years    5 Years    Total
                                                          ----      ----      -----    -------    -----
Earning assets
  Federal funds sold ................................   $   254   $     --   $    --   $    --   $   254
  Mortgage loans held for sale ......................       347         --        --        --       347
  Securities available for sale .....................       999      1,000    27,781        --    29,780
  Total loans, net of non-accrual ...................    11,600      7,963    32,072       493    52,128
                                                         ------      -----    ------       ---    ------
Total earning assets ................................    13,200      8,963    59,853       493    82,509
                                                         ======    =======    ======    ======    ======
Interest bearing liabilities
  Total interest bearing deposits ...................    11,060     33,303    22,447        --    66,810
  Federal funds purchased ...........................     1,500         --        --        --     1,500
  Mortgage payable ..................................        --         --        --       537       537
                                                         ------    -------    ------    ------    ------
Total interest bearing liabilities ..................    12,560     33,303    22,447       537    68,847
Net asset (liability) funding gap ...................       640    (24,340)   37,406       (44)  $13,662
                                                         ------    -------    ------    ------    ======
Cumulative net asset (liability) funding gap ........   $   640   $(23,700)  $13,706   $13,662
                                                        =======     ======   =======    ======

Effects of New Accounting Standards

      In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement No. 130, "Reporting of Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components (revenues, expense, gains, and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company does not anticipate that the adoption of SFAS 130 will have a material effect on its financial statements.

      In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of adoption, comparative information for earlier years is to be restated. The Company does not anticipate that the adoption of SFAS 131 will have a material effect on its financial statements.

Impact of Inflation and Changing Prices

      The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Year 2000 Problem

      The Company is aware of the current concerns throughout the business community of reliance upon computer software programs that do not properly recognize the year 2000 in date formats, often referred to as the "Year 2000 Problem." The Year 2000 Problem is the result of software being written using two digits rather than four digits to define the application year (i.e., "98" rather than "1998"). A failure by a business to properly identify and correct a Year 2000 Problem in its operations could result in system failures or miscalculations. In turn, this could result in disruptions of operations, including among other things a temporary inability to process transactions, send invoices or otherwise engage in routine business transactions on a day-to-day basis.

      Operations of the Company depend upon the successful operation on a daily basis of its computer software programs. The Company relies upon software purchased from third-party vendors rather than internally generated software, and based upon its ongoing discussions with these vendors, the Company believes that most of its software already reflects changes necessary to avoid the Year 2000 Problem. The Company expects to update during 1998 any remaining software that could be affected by the Year 2000 Problem to eliminate remaining concerns. This update is not expected to have a material adverse effect on the Company.

                                   BUSINESS

Background

      The liberalization of Michigan's branch banking laws, together with the expansion of interstate banking, has led to substantial consolidation of the banking industry in Michigan, including within the county in which the Bank is located. In the past, several of the financial institutions within the primary market area of the Bank have either been acquired by or merged with larger financial institutions or out-of-state financial institutions. In some cases, when these consolidations occurred, local boards of directors were dissolved and local management was relocated or terminated. These actions have, in some cases, resulted in policy and credit decisions being centralized away from local management.

      In the opinion of the Company's management, this situation has created a favorable opportunity for a local commercial bank with local management and directors. Management of the Company believes that such a bank attracts those customers who wish to conduct business with a locally managed institution that demonstrates an active interest in their business and personal financial affairs. The Company believes that a locally managed institution, in many cases, will be able to deliver more timely responses to customer requests, provide customized financial products and services and offer customers the personal attention of the Bank's senior banking officers. The Bank seeks to take advantage of this opportunity by emphasizing in its marketing plan the Bank's local management and the Bank's ties and commitment to its market area.

      The Company was incorporated as a Michigan business corporation on September 30, 1992. The Company was formed to acquire all of the Bank's issued and outstanding stock and to engage in the business of a bank holding company under the Bank Holding Company Act of 1956, as amended (the "Act"). In connection with the formation of the Company, during 1993 the Company sold 741,346 shares of its Common Stock at a price of $9.09 per share. As of December 31, 1996, the Company sold an additional 303,578 shares of its Common Stock at a price of $9.09 per share to its shareholders pursuant to a rights offering.

      The executive offices of the Company and the Bank are located at 22290 Michigan Avenue, Dearborn, Michigan 48123-2247, telephone number (313) 274-1000.

Business of the Company

      The primary purpose of the Company is the ownership of the Bank. In the future, the Company may form or acquire other subsidiaries as permitted under the Act and the regulations of the Federal Reserve. There are no plans, agreements, understandings or negotiations, either written or oral, at the present time for any acquisitions by the Company.

Business of the Bank

      The Bank is a commercial bank organized under Michigan law which commenced business on February 28, 1994. The Bank, through its main office and two branch offices, emphasizes and offers highly personalized service to its customers.

      The customer service officers are well-trained, experienced bank officers who fill the needs of the customers and handle the requests of their customers in a professional manner. The management of the Company and the Bank believe that it is important to the success of the Bank's strategy to create long-term relationships between customers and Bank employees. The Bank's senior management holds regular staff information meetings so that all employees are given information regarding the Bank's plans and objectives, and employees are offered the opportunity to make suggestions to improve the Bank's performance. The management of the Bank believes that this approach creates a commitment by all employees to the Bank's success.

      The Bank offers a wide range of financial products and services. These include checking accounts, savings accounts, money market accounts, certificates of deposit, business checking, direct deposit, loan services (commercial, consumer, real estate mortgages), travelers' checks, cashiers' checks, wire transfers, safety deposit boxes, collection services and night depository services. The Bank does not have a trust department.

Business Strategy

      Grow Through Branch Expansion. Since commencing operations, the Bank's growth has been accomplished through internal growth. The internal growth of the Bank has been aided by the opening of two additional offices. The Dearborn Heights office opened on December 20, 1995 and as of December 31, 1997 had $15.7 million in total deposits, while the Plymouth Township office opened on August 11, 1997 and as of December 31, 1997 had $5.4 million in total deposits. In 1998, the Bank intends to open an additional office in western Wayne County.

      Emphasize Community Banking. The Bank strives to maintain a strong commitment to community banking. The Bank's goal is to attract small to medium-sized businesses and individuals as customers who wish to conduct business with a local commercial bank that demonstrates an active interest in their business and personal affairs. Management believes that the Bank is better able than its larger competitors to deliver more timely responses to customer requests, provide customized financial products and services and offer customers the personal attention of senior banking officers.

      Expand Lending in the Company's Primary Market. The Company's initial lending philosophy concentrated on single family residential lending but has grown to include a more diverse group of loan products. The Company's loan portfolio currently consists of residential loans, indirect consumer loans with a select list of local automobile dealers, commercial real estate loans, small business commercial loans and other consumer loans. Management intends to maintain its emphasis on these loan products.

      Grow Through Selected Acquisitions. Although the Company will continue to pursue internal growth at the Bank, management believes that greater growth opportunities may be found in acquisitions of community banks or branches in southeastern Michigan to enhance the Company's markets. As part of its normal business operations management maintains contact with financial institutions to discuss various acquisition possibilities. However, the Company has made no bank or branch acquisitions to date, and it presently has no agreements, commitments, understandings or arrangements to acquire any other banks or branches, and there is no assurance that the Company will be successful in its acquisition strategy.

Marketing Plan

      The Bank's marketing plan focuses on the concepts of corporate citizenship and personal interaction within the communities the Bank serves through promotion of, and active participation in, a number of civic organizations and ongoing community activities. Management believes that these efforts establish the identity and philosophy of the Bank within the communities it serves and allow Bank officers and employees to personally interact with local business leaders and members of the public. The marketing plan also emphasizes direct sales calls by Bank officers and specific telemarketing programs involving the Bank's branch managers and customer service representatives.

      The Bank has two primary target markets: consumer financial services, with an emphasis on individual deposit accounts, single family residential lending and indirect automobile lending; and business financial services, with an emphasis on small- to medium-sized businesses.

      Community Club. At inception, the Bank established a "Community Club" which has become an important marketing tool to increase the Bank's total deposits. The Community Club is targeted at individuals over the age of 50.
As of December 31, 1996, the Community Club had over 400 members who accounted for total deposits of $17.0 million, or 36% of the Bank's total deposits, while as of December 31, 1997, the Community Club had over 1,000 members who accounted for total deposits of $36.4 million, or 48% of the Bank's total deposits.

      Among other things, membership in the Community Club entitles the customer to increased personal attention and service by Bank staff and a 1/4% premium on new certificate of deposit accounts with a minimum $1,000 balance and one year maturity. The Bank also hosts local community events, educational seminars and travel programs which have been well received by the Community Club members. Management believes that the success of the Community Club and the Bank's continued efforts to expand the benefits of the program will foster an increase in the number of Community Club members and deposit accounts.

      Business Financial Services. The Bank's business marketing efforts are directed by senior management, including Messrs. Ross, Cuttle and Wolber, with Mr. Wolber assigned as sales manager, whose duties include administering and coordinating the business development efforts of the Bank.

      Each Bank officer, in addition to each branch manager, is responsible for creating new business opportunities for the Bank. The targeted list of new business customers represents a mix of industrial, manufacturing, professional and retail clients with an emphasis on businesses with annual sales of $10 million or less.

      The Bank has developed an aggressive telemarketing program for new business. Businesses are identified through listings provided by the various Chambers of Commerce, local phone directories and other sources targeted to the communities the Bank serves. Initial sales calls are introductory in nature with follow-up calls made to determine whether a meeting can be arranged with the targeted company to discuss the Bank's products and services. The Bank believes this strategy has been and will continue to be successful in generating new business for the Bank.

      In addition to its telemarketing program, the Bank's officers maintain contact with local attorneys, accountants and other representatives in the local community that may be in a position to refer business to the Bank. The Bank also encourages and supports its officers and employees to join and participate in various community organizations and events.

      Consumer Financial Services. The Bank originates residential real estate loans primarily through its retail branch facilities. Branch managers and mortgage loan originators develop new residential mortgage applications from several sources including real estate brokers, insurance agents, accountants, attorneys, existing residential mortgage customers and other customers of the Bank. An extensive telemarketing effort generates potential customers as a result of these contacts. Additionally, the Bank has developed targeted real estate newsletters that are mailed to an existing data base composed of those referral sources. The Bank also maintains an active role in several local real estate boards offering product training to members.

      The Bank, as a result of its secondary market operations, is able to offer a variety of loan products that serve the needs of first time home buyers by providing five percent down payment loans and loans with no points. Customers desiring to construct new homes are able to obtain financing as a result of the Bank's construction loan program that is offered in addition to the permanent loan. Non-conforming loans, which are larger residential loans, are also provided through the Bank's secondary marketing efforts. The Bank also provides loans that it holds in its own portfolio on those transactions that evidence excellent credit quality and income but are unable to be sold in the secondary market for other reasons.

      The Bank originates indirect consumer loans primarily from its main office in Dearborn, Michigan. A consumer loan officer purchases loans from a select list of automobile dealers located in the Metropolitan Detroit
Area through an extensive direct calling program. The Bank intends to target additional automobile dealers in its market area in an effort to broaden and diversify its indirect consumer loan portfolio.

      Management believes that cross-selling of the Bank's products and services to its existing customers is vital to expanding account relationships, generating additional sales opportunities and increasing fee income.

Loan Policy

      As a routine part of the Bank's business, the Bank makes loans to individuals and businesses located within the Bank's market area. The loan policy of the Bank states that the function of the lending operation is twofold: to provide a means for the investment of funds at a profitable rate of return with an acceptable degree of risk, and to meet the credit needs of the responsible businesses and individuals who are customers of the Bank. However, the Board of Directors of the Bank recognizes that in the normal business of lending, some losses on loans will be inevitable and should be considered a part of the normal cost of doing business. Under the loan policy, only the President, Executive Vice President and Chief Lending Officer currently have lending authority.

      The Bank's loan policy anticipates that priorities in extending loans will change from time to time as interest rates, market conditions and competitive factors change. The policy sets forth guidelines on a nondiscriminatory basis for lending in accordance with applicable laws and regulations. The policy describes various criteria in granting loans, including the ability to pay; the character of the customer; evidence of financial responsibility; purpose of the loan; knowledge of collateral and its value; terms of repayment; source of repayment; payment history; and economic conditions.

      The loan policy specifies lending limits for certain officers up to a maximum of $50,000 for unsecured loans and $100,000 for secured loans, with loans from $100,000 to $250,000 requiring approval by a loan committee. Larger loans up to the legal maximum authorized by law requires the approval of the Board of Directors of the Bank.

      The loan policy also limits the amount of funds that may be loaned against specified types of collateral including: listed securities -- 70% loan to value; U.S. Government securities -- 90% loan to value; and insured bank deposits -- 100% loan to value. As to loans secured principally by real estate, the policy requires appraisal of the property offered as collateral by licensed independent appraisers. The loan policy also provides general guidelines as to collateral, provides for environmental reviews, contains specific limitations with respect to loans to employees, executive officers and directors, provides for problem loan identification, establishes a policy for the maintenance of a loan loss reserve, provides for loan reviews and sets forth policies for mortgage lending and other matters relating to the Bank's lending business.

Lending Practices

      Commercial Loans. The Bank's commercial lending group originates commercial loans primarily in the western Wayne County area of southeastern Michigan. Commercial loans are originated by the officer group with the assistance of the President and the Executive Vice President, who have over 55 years of combined commercial lending experience. Loans are originated for general business purposes, including working capital, accounts receivable financing, machinery and equipment acquisition, and commercial real estate financing including new construction and land development.

      Working capital loans are often structured as a line of credit and are reviewed periodically in connection with the borrower's year end financial reporting. These loans generally are secured by all of the assets of the borrower, a personal guaranty of the owners and have an interest rate plus a margin tied to the national prime rate. Loans for machinery and equipment purposes typically have a maturity of five to seven years and are fully amortizing. Commercial real estate loans are usually written with a five year maturity and are amortized over a fifteen year period. Commercial real estate loans may have an interest rate that is fixed to maturity or float with a margin over the prime rate or a U.S. Treasury index.

      The Bank evaluates all aspects of a commercial loan transaction in order to minimize credit and interest rate risk. Underwriting includes an assessment of management, products, markets, cash flow, capital, income and collateral. The analysis includes a review of historical and projected financial results. Appraisals are obtained by licensed independent appraisers who are well known to the Bank on transactions involving real estate and, in some cases, equipment.

      Commercial real estate lending involves more risk than residential lending, because loan balances are greater and repayment is dependent upon the borrower's operation. The Bank attempts to minimize risk associated with these transactions by limiting its exposure to existing well-known customers and new customers with an established profitable history. Risk is further reduced by limiting the concentration of credit to any one borrower as well as the type of commercial real estate financed.

      Single-Family Residential Real Estate Loans. The Bank originates residential real estate loans in its market area according to secondary market underwriting standards. These loans provide borrowers with a fixed interest rate with terms up to thirty years. Loans are sold on a servicing released basis in the secondary market with all interest rate risk and credit risk passed to the purchaser. The Bank from time to time may elect to underwrite certain residential real estate loans to be held in its own loan portfolio. These loans are generally underwritten with the same standards that apply to the secondary market. The majority of these loans have an interest rate that is indexed to the one-year treasury rate and adjust annually.

      Consumer Loans. The Bank originates consumer loans for a wide variety of personal financial requirements. Consumer loans include home equity lines of credit, new and used automobiles, boat loans and overdraft protection for checking account customers. The Bank also purchases retail installment loans from a select list of automobile dealerships located in the Bank's primary market.

      Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and, except for home equity lines of credit, usually involve more credit risk than mortgage loans because of the type and nature of the collateral. While the Bank does not utilize a formal credit scoring system, the Bank believes its loans are underwritten carefully, with a strong emphasis on the amount of the down payment, credit quality, employment stability, and monthly income. These loans are generally repaid on a monthly repayment schedule with the source of repayment tied to the borrower's periodic income. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. The Bank believes that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with such loans and that consumer loans are important to its efforts to serve the credit needs of the communities and customers that it serves.

      Allowance for Loan Losses. An allowance for loan losses is maintained at a level that management of the Bank considers adequate to provide for potential losses in the loan portfolio. Allowances for loan losses are based upon the Bank's experience and estimates of the net realizable value of collateral in each loan portfolio. The Board of Directors and senior management review the allowance quarterly. The Bank's evaluation takes into consideration experience, the level of classified assets, non-performing loans, the current level of the allowance as it relates to the total loan portfolio, projected chargeoffs, current economic conditions, recent regulatory examinations and other factors.

Employees

      As of March 2, 1998, the Bank had 31 employees, including 8 officers and 23 customer service, operations and other support persons. Management believes that the Bank's relations with its employees are excellent.

Competition

      The Company and the Bank face strong competition for deposits, loans and other financial services from numerous banks, savings banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial services organizations with which the Bank competes are not subject to the same degree of regulation as the Bank. Many of the financial institutions and financial services organizations aggressively compete for business in the Bank's market area. Most of these competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than the Bank, and are able to offer certain services that the Bank does not currently provide, including more extensive branch networks, trust services, and international banking services. In addition, most of these entities have greater capital resources than the Bank, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than could the Bank. Additionally, recently effective legislation regarding interstate branching and banking may increase competition in the future from out-of-state banks.

Properties

      The main office of the Company and the Bank is located in a single story building containing 8,400 square feet at 22290 Michigan Avenue, Dearborn, Michigan which is owned by the Company and leased to the Bank.

      On December 20, 1995, the Bank opened a branch office located in a single story commercial/retail office building at 24935 W. Warren Avenue, Dearborn Heights, Michigan which is also owned by the Company. Approximately 79% of the 3,240 square foot building is leased to the Bank and the remaining space is leased to a non-affiliated tenant.

      On August 11, 1997, the Bank opened a branch office located at 44623 Five Mile, Plymouth Township, Michigan in a leased 1,595 square foot building in a retail shopping center anchored by a regional grocery store.

                                  MANAGEMENT

      The following table sets forth certain information about directors and executive officers of the Company and the Bank:

                                                                                  Year in which
                                                                                 term of office
                                                             Position with         as Director           Position with
                         Name                                 the Company          will expire             the Bank
                         ----                          -------------------       -------------           -------------
John E. Demmer ......................................   Chairman of the Board         1998        Chairman of the Board
                                                          and Chief Executive
                                                          Officer
Richard Nordstrom ...................................   Vice Chairman and             1998        Director
                                                          Director
Michael J. Ross .....................................   President and Director        2000        President, Chief Executive
                                                                                                    Officer and Director
Jeffrey L. Karafa ...................................   Vice President and             --         Vice President and Cashier
                                                          Treasurer
Donald G. Karcher ...................................   Vice President and            1998        Director
                                                          Director
Wilber M. Brucker, Jr. ..............................   Secretary and                 1999        Director
                                                          Director
Margaret I. Campbell ................................   Director                      1998        Director
Timothy J. Cuttle ...................................   --                             --         Executive Vice President
Michael V. Dorian, Jr. ..............................   Director                      1998        Director
David Himick ........................................   Director                      2000        Director
Bradley F. Keller ...................................   Director                      1999        Director
Steven M. Kirkpatrick ...............................   Director                      1999        Director
William E. Kreger ...................................   Director                      2000        Director
Jeffrey G. Longstreth ...............................   Director                      2000        Director
Robert C. Schwyn ....................................   Director                      1998        Director
Ronnie J. Story .....................................   Director                      1999        Director
Jeffrey J. Wolber ...................................   --                             --         Vice President

      The members of the Board of Directors are divided into three classes, each class to be as nearly equal in number as possible, with each class to serve a three-year term. The entire Board of Directors of the Bank is elected annually by its shareholder, the Company. Officers of the Company and the Bank are elected annually by their respective Boards of Directors and perform such duties as are prescribed in the bylaws or by the Board of Directors.

      The principal occupation and other information for each director and executive officer of the Company and the Bank is set forth below:

      John E. Demmer, age 74, has served as Chairman of the Board and Chief Executive Officer of the Company and Chairman of the Board of the Bank since 1992. Mr. Demmer has been a Ford Motor Company dealer since 1957. He became a director of Dearborn Bank and Trust Company in 1981 and was made Chairman of the Board in 1985. In 1983, he became a director of Alliance Financial Corporation, the bank holding company that owned Dearborn Bank and Trust Company. He remained in both capacities until the merger with Comerica Incorporated ("Comerica") in December, 1989. Mr. Demmer is Chairman of the Board and Chief Executive Officer of Jack Demmer Ford, Inc. and Jack Demmer Leasing, located in Wayne, Michigan.

      Richard Nordstrom, age 71, has served as Vice Chairman and a director of the Company since 1998. From 1992 to 1997, Mr. Nordstrom served as President and a director of the Company. Mr. Nordstrom was Chairman of Nordstrom Samson Associates, a Dearborn architectural and engineering firm which he co-founded in 1960 until 1996 when he retired. He also served on the Board of Directors of Dearborn Bank and Trust Company and Alliance Financial Corporation from 1987 until its merger with Comerica.

      Michael J. Ross, age 47, has served as a director of the Company since 1994, President of the Company since January 1998 and as a director, President and Chief Executive Officer of the Bank since 1993. Mr. Ross has been in banking since 1972 when he joined Manufacturers National Bank in Detroit (now part of Comerica Bank) where he gained experience in lending, operations and administrative planning. He was promoted to Vice President in 1984. In 1987, Mr. Ross became President, Republic Bank -- Flint; and in 1991, President of Republic Bank -- South East. In 1992 he resigned to open Mike Ross and Associates, Inc., a bank consulting firm that served smaller and mid-size independent banks in Michigan. Mr. Ross is a member of the Goodwill Industries Foundation, University of Michigan- Dearborn Advisory Council, Henry Ford Community College Foundation, Dearborn Goodfellows and Dearborn Chamber of Commerce.

     Jeffrey L. Karafa, age 33, has served as Vice President and Cashier of the Bank since 1996 and as a Vice President and Treasurer of the Company since January 1998. From 1994 to 1996, he was Assistant Vice President of the Bank, Mr. Karafa joined Michigan National Bank in 1983 and served as a Second Vice President from 1992 to 1994.

      Donald G. Karcher, age 68, has served as a Vice President and director of the Company since 1992. Mr. Karcher is Chairman of Karcher Agency, Inc., a family insurance business, which was established in Dearborn in 1934. He was a director of Dearborn Bank and Trust Company from 1986 to 1989. Mr. Karcher has served as President of the Dearborn Chamber of Commerce and the Dearborn Rotary Club.

      Wilber M. Brucker, Jr., age 72, has served as a director of the Company since 1992. Mr. Brucker is licensed to practice law in the State of Michigan. In 1986, he was elected President and Chief Executive Officer of Alliance Financial Corporation. He served on the Board of Alliance Financial Corporation from its inception in 1983 until its merger with Comerica in December, 1989. Following the Comerica merger, Mr. Brucker joined the law firm of Riley and Roumell, as of counsel, where he served until 1995.

      Margaret I. Campbell, age 58, has served as a director of the Company since 1992. Mrs. Campbell was a member of the Board of Alliance Financial Corporation and Dearborn Bank and Trust Company until the merger with Comerica. Mrs. Campbell is President of Kean Manufacturing Corporation, a family owned automotive supply business. She is a past president of the Dearborn Chamber of Commerce and a member of the Board of Oakwood Hospital and the Citizens Advisory Board of the University of Michigan-Dearborn.

      Timothy J. Cuttle, age 52, has served as Executive Vice President of the Bank since 1996. Mr. Cuttle has been in banking since 1970 when he joined the commercial lending division of Michigan National Bank. In 1975, Mr. Cuttle joined First Macomb Bank, which was merged into Huntington Bankshares in 1989, where he served as Senior Vice President of the bank and President and Chief Operating Officer of First Macomb Leasing Corporation and First Macomb Mortgage Company, Inc.

      Michael V. Dorian, Jr., age 38, who has served as a director of the Company since 1994, is a Vice President of Mike Dorian Ford, an automobile dealer.

      David Himick, age 72, who has served as a director of the Company since 1995, is a financial consultant. He served as a director of Heritage Bankcorp, Inc. ("Heritage") from 1982 to 1993 prior to its merger with Standard Federal Bank in 1994. In 1994, he served as a director of Standard Federal Bank. Mr. Himick is also a director of Bio-Plexus,Inc. which manufactures and sells retractable hypodermic needles.

      Bradley F. Keller, age 56, has served as a director of the Company since 1992. Mr. Keller is President of Braden Associates, Inc., a business consulting company, and prior thereto served as President of MultiGard Security Systems. Mr. Keller has served as President of the Detroit College of Business Foundation, the Burglar and Fire Alarm Association of Michigan, the Dearborn Rotary Foundation and the Dearborn Rotary Club.

      Steven M. Kirkpatrick, age 50, has served as a director of the Company since 1994. He is President and Chief Executive Officer of The Bancorp Group, Inc., a leasing company, and President and Chief Executive Officer of Capital Mortgage Funding, L.L.C, a residential mortgage origination company.

      William E. Kreger, age 82, has served as a director of the Company since 1994. He is a retired real estate investor. Mr. Kreger served as a director of Heritage from 1965 to 1993 prior to its merger with Standard Federal Bank in 1994. He was Chairman of the Board of Heritage from 1983 to 1989.

      Jeffrey G. Longstreth, age 55, has served as a director of the Company since 1992. He is President of Prudential Christie Real Estate, Inc., a real estate company in Dearborn, Michigan. Mr. Longstreth was a director of the Dearborn Board of Realtors for seven years, a past President of such Board and previously selected as Realtor of the Year. He also served as a director on the Metro Multi-List for four years.

      Robert C. Schwyn, age 59, has served as a director of the Company since 1994. He is a physician.

      Ronnie J. Story, age 51, has served as a director of the Company since 1994. He is President and Chief Executive Officer of Story Development Corporation, a real estate building company.

      Jeffery J. Wolber, age 42, has served as a Vice President of the Bank since 1994. From 1990 to 1993, he served as a banking officer and branch manager of NBD Bank. From 1985 to 1990, Mr. Wolber served as Senior Vice President and operations officer of Guaranty Federal Savings Bank, which merged into NBD Bank in 1990. He was also Branch Administrator for Michigan National Bank from 1975 to 1984.

      Except as otherwise indicated above, each director and executive officer has had the same occupation during the past five years.

Executive Compensation

      The Chairman of the Board and Chief Executive Officer of the Company, John E. Demmer, received no compensation in 1997. The following table sets forth information with respect to the Chief Executive Officer of the Bank. There were no executive officers of the Company or the Bank whose total compensation exceeded $100,000 during 1997 other than the Chief Executive Officer of the Bank.

                           Summary Compensation Table

                                                 Annual Compensation
                                         -----------------------------------
                                                                     Options
Name and Principal Position              Year    Salary     Bonus    Granted
---------------------------              ----    ------     -----    -------
Michael J. Ross                          1997   $122,916   $25,000    22,000
President and Chief Executive Officer,   1996    106,734    17,000        --
Community Bank of Dearborn               1995    101,529    12,000        --

      On January 21, 1997 Mr. Ross was granted an option for 22,000 shares (49% of the total options granted during 1997) under the Stock Option Plan at an option price of $9.09 per share. The option expires on January 21, 2007.

Directors Fees

      The Company does not pay annual directors fees. However, the Bank pays directors fees in the amount of $100 for each board meeting attended and $50 for each committee meeting attended. Mr. Ross does not receive directors fees.

Stock Option Plan

      In 1994 the Board of Directors of the Company adopted, and the shareholders approved a Stock Option Plan (the "Plan"). The Board of Directors believes that its ability to grant options is of assistance in attracting and retaining highly qualified associates to the benefit of the Company and its shareholders. Under the terms of the Plan, options to purchase an aggregate of 165,000 shares of Common Stock of the Company may be granted.

Summary of Plan

      The following is a summary of the principal provision of the Plan:

      Administration. The Plan is administered by the Stock Option Plan Committee of the Board of Directors of the Company comprised of directors who are not eligible to participate in the Plan. The Committee makes determinations with respect to which officers and other key employees of the Company or a subsidiary who shall participate in the Plan and the extent of their participation.

      Options grated under the Plan may be either incentive stock options or non-qualified stock options. The Committee may not grant an employee incentive stock options which in the aggregate are first exercisable during any one calendar year with respect to Common Stock the aggregate fair market value of which (determined as of the time of grant) exceeds $100,000.

      Option Agreement. Each option granted under the Plan is evidenced by an agreement in such form as the Committee shall from time to time approve, which agreement must comply with and be subject to certain conditions set forth in the Plan.

      Option Price. The option price shall not be less than the fair market value of the shares of Common Stock on the date the option is granted. Fair market value is defined as the price established and determined by the Board of Directors, provided, however, if the Common Stock is traded in the over-the-counter market, fair market value shall mean the closing price of the Common Stock, in such market rounded, if necessary, to the next full one cent, or if there is no such price published, then on the most recent preceding date on which such prices are published.

      Duration and Exercise of Options. The period during which each option may be exercised is determined by the Committee, except that the maximum duration may not exceed ten years from the date of grant. The Committee determines at the time of grant whether the option will be exercisable in full or in cumulative installments.

      Generally under the Plan, an option may be exercised by an optionee only while such optionee is in the employ of the Company or a subsidiary. In the event that the employment of an optionee to whom an option has been granted under the Plan is terminated (except as set forth below), such option may be exercised, to the extent that the option was exercisable on the date of termination of employment, only until the earlier of three (3) months after such termination or the original expiration date of the option; provided, however, that if termination of employment results from death or total and permanent disability, such three (3) month period shall be extended to twelve (12) months; and provided, further, that any optionee whose employment shall be terminated either (i) for cause or (ii) voluntarily by the optionee and without the consent of the Company shall, to the extent not theretofore exercised, forthwith terminate. In the event of a change in control (as defined in the Plan) unless the Committee determines otherwise, all outstanding options become immediately exercisable in full.

      Payment of Option Price. The option price shall be paid in cash or at the discretion of the Committee through (i) the delivery of previously owned shares of the Company's Common Stock or (ii) by a combination of cash and Common Stock.

      Adjustments. The Committee shall make appropriate adjustments in the number of shares of Common Stock for which options may be granted or which may be issued under the Plan and the price per share of each option if there is any change in the Common Stock as a result of a stock dividend, stock split, recapitalization or otherwise.

      Termination of Plan and Amendments. An option may not be granted pursuant to the Plan after May 16, 2004. The Board of Directors may from time to time terminate the Plan or amend the Plan subject to shareholder approval to the extent necessary to satisfy the requirements of Section 16 under the Exchange Act, or any successor rule.

      Federal Income Tax Consequences. The Company is advised by counsel that the grant of a non-qualified option or incentive stock option has no tax consequences for the optionee or the Company. Upon the exercise of a non-qualified option, the optionee is deemed to realize taxable income to the extent that the fair market value of the shares of Common Stock exceeds the option price. The Company is entitled to a tax deduction for such amounts at the date of exercise. If any stock received upon the exercise of a non-qualified option is later sold, any excess of the sale price over the fair market value of the stock at the date of exercise is taxable to the optionee.

      The exercise of an incentive stock option will not result in income to the optionee if the optionee (a) does not dispose of the shares within two years after the date of grant or one year after exercise and (b) is an employee from the date of the grant until three months before the exercise. If these requirements are met, the basis of the shares upon later disposition will be the option price. Any gain will be taxed to the optionee as a long-term capital gain, and the Company will not be entitled to a deduction. The excess of the market value on the exercise date over the option price is an item of tax preference, potentially subject to the alternative minimum tax. If the optionee disposes of the shares prior to the expiration of either of the holding periods in (a) above, the optionee will generally recognize compensation income, and the Company will be entitled to a deduction equal to the fair market value of the shares on the exercise date minus the option price. Any gain in excess of the compensation income portion will be treated as a long-term or short-term capital gain.

      As of March 2, 1998, options were outstanding under the Plan to purchase an aggregate of 77,600 shares of Common Stock (45,100 shares at an exercise price of $9.09 and 32,500 shares at an exercise price of $13.00 per share), and 87,400 shares are available for grant of options under the Plan.

                          RELATED PARTY TRANSACTIONS

      Certain directors and officers of the Company, their associates and members of their immediate families were customers of, and had transactions including loans and commitments to lend with, the Bank in the ordinary course of business during 1997. All such loans and commitments were made by the Bank on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. Similar transactions may be expected to take place in the ordinary course of business in the future.

                               SECURITY OWNERSHIP

      The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of February 20, 1998 prior to the offering and as adjusted to reflect the sale of 1,000,000 shares of Common Stock by the Company in the offering, (i) by directors and executive officers of the Company, (ii) by each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, and
(iii) by all directors and executive officers of the Company as a group:

                                   Prior to Offering                                  After Offering
                             -----------------------------                     ----------------------------
                                 Number of                      Shares of         Number of
                                 Shares of                    Common Stock        Shares of
                               Common Stock     Percentage        Being         Common Stock     Percentage
                                   Owned        of Common       Purchased           Owned        of Common
Name                          Beneficially(1)     Stock     in the Offering(2) Beneficially(1)     Stock
----                          ---------------   ----------  ----------------   ---------------   ----------
Wilber M. Brucker, Jr.  ...        10,209(3)           *
Margaret I. Campbell  .....        13,175          1.26
Timothy J. Cuttle  ........            --(4)           *
John E. Demmer  ...........        72,939(5)       6.98
Michael V. Dorian, Jr.  ...        15,499          1.48
David Himick  .............        65,679(6)       6.29
Jeffrey L. Karafa  ........         9,012(4)           *
Donald G. Karcher  ........        14,026          1.34
Bradley F. Keller  ........        38,308(7)       3.67
Steven M. Kirkpatrick  ....        43,340(8)       4.15
William E. Kreger  ........        41,846(9)       4.00
Jeffrey G. Longstreth  ....         7,946              *
Richard Nordstrom  ........        32,143(10)      3.08
Michael J. Ross  ..........        24,640(4)       2.31
Robert C. Schwyn  .........        12,399(11)      1.19
Ronnie J. Story  ..........        53,608          5.13
Jeffrey J. Wolber  ........         9,127(4)           *
All directors and
  executive officers as a
  group (12)
  (17 persons)  ...........       463,896         42.77

----------------
 * Less than one percent

 (1) Beneficial ownership of shares, as determined in accordance with applicable Securities and Exchange Commission rules, includes shares as to which a person has or shares voting power and/or investment power.

 (2) Based on non-binding commitments received from these individuals.

 (3) Includes 775 shares owned by Mr. Brucker's wife.

 (4) The number of shares shown in the table includes shares issuable upon the exercise of stock options by the following executive officers:
     Jeffrey L. Karafa -- 8,800 shares; Michael J. Ross -- 22,000 shares; and Jeffrey J. Wolber -- 8,800 shares. The table excludes the following stock options granted by the Company on January 20, 1998:
     Timothy J. Cuttle -- 7,500 shares; Jeffrey L. Karafa -- 4,000 shares; Michael J. Ross -- 10,000 shares; and Jeffrey J. Wolber -- 4,000 shares.

 (5) Includes 24,024 shares held by Mr. Demmer's wife as Trustee of a Trust.

 (6) Includes 62,580 shares held in an individual retirement account for the benefit of Mr. Himick.

 (7) Includes 2,200 shares owned by Mr. Keller's wife.

 (8) These shares are owned of record by The Bancorp Group, Inc., of which company Mr. Kirkpatrick serves as President and Chief Executive Officer.

 (9) Includes 3,099 shares owned by Mr. Kreger's wife.

(10) Includes 8,250 shares held for Mr. Nordstrom's benefit in a profit sharing trust.

(11) These shares are held for the benefit of Mr. Schwyn in a defined benefit plan trust.

(12) Includes 39,600 shares issuable upon the exercise of stock options.


                          SUPERVISION AND REGULATION

      The Company is a registered bank holding company and is subject to the supervision of the Federal Reserve. The Company is required to file with the Federal Reserve annual reports and such other information as the Federal Reserve may require under the Act. The Company and the Bank are each subject to examination by the Federal Reserve.

      The Act requires every bank holding company to obtain prior approval of the Federal Reserve before it may merge with or consolidate into another bank holding company, acquire substantially all assets of any bank, or acquire ownership or control of any voting shares of any bank, if after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank holding company or bank.

      The Act also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank, and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. Holding companies may engage in, and may own shares of companies engaged in, certain businesses found by the Federal Reserve to be closely related to banking or the management or control of banks. Under current regulations of the Federal Reserve, a holding company and its non-bank subsidiaries are permitted to engage in investment management, sales and consumer finance, equipment leasing, data processing, discount securities brokerage, mortgage banking and brokerage, and other activities. These activities are subject to certain limitations imposed by the regulations.

      Federal law prohibits acquisition of "control" of a bank or bank holding company without prior notice to certain federal bank regulators. "Control" may include the acquisition of as little as 5% of outstanding capital stock.

      Transactions between the Company and the Bank will be subject to various restrictions imposed by state and federal law. Such transactions include loans and other extensions of credit, purchases of securities, and payment of fees and other distributions. Federal law places restrictions on the amount and nature of loans to executive officers, directors and controlling persons of banks insured by the Federal Deposit Insurance Corporation and holding companies controlling such banks.

      The Company is subject to other regulations under the Act, including those described in "Risk Factors", and the Company and the Bank are subject to numerous other federal and state statutes and regulations which govern the conduct of enterprises in the financial services industry.

      The Bank which is a state chartered bank is subject to regulation and examination by the Michigan Financial Institutions Bureau. The Bank also is subject to certain provisions of the Federal Deposit Insurance Act and regulations issued under that Act. The regulations affect many activities of the Bank, including the permissible types and amounts of loans, investments, capital adequacy, branching, interest rates payable on deposits, required reserves, and the safety and soundness of the Bank's practices. The regulations are intended primarily for the protection of the Bank's depositors and customers, and not the shareholders of the Bank or the Company. The Bank is a non-member bank of the Federal Reserve System and is regulated and examined by the Federal Deposit Insurance Corporation.

      The Federal Reserve's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (i) a leverage capital requirement expressed as a percentage of total assets, (ii) a risk-based requirement expressed as a percentage of total risk-weighted assets, and (iii) a Tier 1 leverage requirement expressed as a percentage of total assets. The leverage capital requirement consists of a minimum ratio of total capital to total assets of 6%, with an expressed expectation that banking organizations generally should operate above such minimum level. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of shareholders' equity). The Tier 1 leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly rated companies, with minimum requirements of 4% to 5% for all others.

      The Federal Reserve Board's regulations provide that the foregoing capital requirements will generally be applied on a bank-only (rather than a consolidated) basis in the case of a bank holding company with less than $150 million in total consolidated assets. Refer to Note K of the Notes to Consolidated Financial Statements for further information.

      There has been significant legislative and regulatory change relating to the financial services industry in recent years. Non-bank financial institutions, such as securities brokerage firms, insurance companies and money market funds, have been permitted to engage in activities that directly compete with traditional bank business. The services that banks are permitted to provide and the types of accounts banks may offer to depositors have been expanded, and restrictions on the rates of interest that may be paid by financial institutions on deposits have been reduced. These trends probably will continue.

      The Bank is also subject to limitations on the dividends it may pay to the Company described in "Risk Factors -- No Assurance of Cash Dividends".

                         DESCRIPTION OF COMMON STOCK

      The Company's authorized capital stock consists of 3,000,000 shares of Common Stock. As of the date of this Prospectus, there are 1,044,924 shares of Common Stock issued and outstanding.

      Michigan law allows the Company's Board of Directors to issue additional shares of stock up to the total amount of Common Stock authorized without obtaining the prior approval of the shareholders.

   Dividend Rights

      The holders of the Common Stock are entitled to cash dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Under Michigan law, cash dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation's total assets equal or exceed the sum of its liabilities.

      Funds for the payment of cash dividends by the Company are expected to be obtained primarily from dividends of the Bank. There can be no assurance that the Company will have funds available for cash dividends, or that if funds are available, that dividends will be declared by the Company's Board of Directors. The Company does not expect to declare cash dividends at any time in the foreseeable future.

   Voting Rights

      All voting rights are vested in the holders of shares of Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters, including the election of directors. Shareholders of the Company do not have cumulative voting rights.

   Preemptive Rights

      Holders of Common Stock do not have preemptive rights.

   Liquidation Rights

      Holders of Common Stock are entitled to share on a pro rata basis in the net assets of the Company which remain after satisfaction of all liabilities.

   Transfer Agent

                  serves as the transfer agent of the Company's Common Stock.

Certain Charter Provisions

      The following provisions of the Company's Articles of Incorporation may delay, defer, prevent, or make it more difficult for a person to acquire the Company or to change control of the Company's Board of Directors, thereby reducing the Company's vulnerability to an unsolicited takeover attempt.

      Classification of the Board and Filling Board Vacancies. The Articles of Incorporation divide the Board into three classes with staggered terms; each director is elected for a three (3) year term. Approximately one-third of the Board positions are filled by a shareholder vote each year. Any vacancies in the Board, or newly created director positions, may be filled only by a 66-2/3% vote of the directors in office, and a majority of the Continuing Directors as hereinafter defined.

      Board Evaluation of Certain Offers and Proposed Business Combinations. The Board of Directors is required by the Articles of Incorporation to consider a number of factors before it approves any offer to acquire shares of Common Stock of the Company, any offer to merge or consolidate the Company with any other entity or to sell all or substantially all assets of the Company. These factors include the adequacy and fairness of the consideration to be received, the potential social and economic impact of the transaction on the Company, its employees, customers and vendors and the communities in which the Company and its subsidiaries operate.

      Certain Business Combinations, as defined in the Company's Articles of Incorporation, may require a super majority approval by the shareholders. These Business Combinations include transactions such as a merger or consolidation of the Company or a subsidiary, a sale, lease, exchange, mortgage, transfer or other disposition of assets of the Company in excess of 10% of its net worth, the issuance or transfer of equity securities of the Company or a subsidiary having an aggregate fair market value in excess of 5% of the market value of the outstanding shares of the Company, the adoption of any plan of liquidation or dissolution of the Company, or any reclassification of securities or recapitalization which increases the proportionate share of any class of outstanding securities.

      Super majority approval of the shareholders is required for any of these Business Combinations in which an "Interested Shareholder" is involved. An Interested Shareholder includes a person who owns, and in some cases a person who owned, directly or indirectly, 10% or more of the voting power of the outstanding shares of Common Stock. If a Business Combination is subject to these provisions, it would require the approval of shareholders owning at least 66-2/3% of the voting power of the outstanding shares of Common Stock. In addition, shareholders holding not less than two-thirds of the outstanding shares not owned directly or indirectly by the Interested Shareholder must approve the Business Combination.

      A super majority vote is not required if the Business Combination is approved by a majority of Directors who are unaffiliated with the Interested Shareholder and were members of the Board before the Interested Shareholder owned 10% of the Company's shares. Such a Director is defined in the Articles as a "Continuing Director."

      A super majority vote also will not be required when the aggregate amount of cash and the fair market value of consideration other than cash to be received per share by the shareholders exceeds a stated amount. This amount is the higher of the fair market value per share or the highest price per share paid by the Interested Shareholder. There are certain additional requirements contained in the Articles of Incorporation that must be met to avoid the super majority vote requirement.

      It is the duty of a majority of the Continuing Directors to determine the facts necessary for evaluating compliance with the Articles of Incorporation. These facts include whether a person is an "Interested Shareholder", the number of shares owned by each shareholder, the proposed purchase price of shares, and the corporation's net worth. The good faith determination of the Continuing Directors on such matters shall be conclusive and binding for all purposes.

      The Articles of Incorporation expressly provide that nothing contained in the provisions dealing with Business Combinations shall be construed to relieve any member of the Board of Directors or any Interested Shareholder from any fiduciary duty imposed by law upon them. In addition, the Articles expressly provide that the Company shall not be governed by the provisions of the MBCA dealing with regulation of Business Combinations. The Articles of Incorporation may be amended to expressly adopt such provisions only by a majority vote of the Continuing Directors of the Company.

      Shareholder Equity Provisions of the Michigan Business Corporation Act. In addition to the foregoing provisions contained in the Articles of Incorporation, the MBCA conditions the acquisition of voting control of certain Michigan business corporations on the approval by the majority of the pre-existing disinterested shareholders. In general, these provisions deny voting rights to those persons who make purchase offers or investors who increase their holdings above any of the "Control Share" levels (described below), unless they are granted voting rights by a majority vote of all disinterested shareholders (shareholders excluding the bidders or owners of Control Shares and the corporation's officers and employee-directors). Control Shares are shares that, when added to shares already owned by that person, give the person voting power in the election of directors over any one of three thresholds: one-fifth, one-third and a majority. If the shareholders do not elect to grant voting rights to Control Shares, under certain circumstances, the Control Shares may become subject to redemption by the corporation. The Board of Directors may amend the Bylaws of the Company before a Control Share acquisition occurs to provide that these provisions do not apply to the Company.

Indemnification of Directors and Officers

      The Company's Articles of Incorporation provide that the Company shall indemnify its directors, officers, and such other persons as the Board of Directors may authorize, to the fullest extent permitted by law.

      Federal Deposit Insurance Corporation regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by the Company or the Bank to their respective directors or officers otherwise permitted under the MBCA or the Michigan Banking Code, respectively.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions discussed above or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Limitation of Director Liability

      The MBCA permits corporations to limit the personal liability of their directors in certain circumstances, and the Company's Articles of Incorporation contain such a provision. A director of the Company shall not be personally liable to the Company or its shareholders for money damages for any action taken or any failure to take any action as a director, except liability for any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled, (ii) the intentional infliction of harm by the director on the Company or the shareholders of the Company, (iii) a violation of Section 551 of the MBCA (certain unlawful actions), or (iv) an intentional criminal act committed by the director.

                       SHARES ELIGIBLE FOR FUTURE SALE

      The shares of the Company's Common Stock sold in the offering have been registered with the Commission under the Securities Act and may generally be resold without registration under the Securities Act unless they were acquired by directors, executive officers, or other affiliates of the Company (collectively, "Affiliates"). Affiliates of the Company may generally only sell shares of the Common Stock pursuant to Rule 144 under the Securities Act.

      In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) of the Company may sell shares of Common Stock within any three-month period in an amount limited to the greater of 1% of the outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, holding periods for restricted shares, notice requirements, and the availability of current public information about the Company.

      The Company, and the directors and officers of the Company, have agreed, or will agree, that (a) they will not issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of any shares of Common Stock without the prior written consent of the Underwriter for a period of 150 days from the date of this Prospectus (the "Lock-Up"), except that (i) the Company may issue shares upon the exercise of options under the Company's Stock Option Plan and (ii) the directors and officers may give Common Stock owned by them to others who have agreed in writing to be bound by the same agreement. Approximately 424,296 shares of Common Stock are subject to the Lock-Up. The balance of the outstanding shares of Common Stock are subject to immediate resale under Rule 144, although certain of such shares may be subject to manner of sale and volume restrictions.

      Prior to the offering, there has been no public trading market for the Common Stock, and no predictions can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the prevailing market price of the Common Stock after completion of the offering. Nevertheless, sales of substantial amounts of Common Stock in the public market could have an adverse effect on prevailing market prices.

                                 UNDERWRITING

      The Underwriter has agreed, subject to the terms and conditions of the Underwriting Agreement, that it will purchase from the Company, on a firm commitment basis, 1,000,000 shares of Common Stock. The Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to certain conditions and provides for the Company's payment of certain expenses incurred in connection with the review of the underwriting arrangements for the offering by the National Association of Securities Dealers, Inc. (the "NASD"). The Underwriter is obligated to purchased all 1,000,000 of the shares of Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriter, if any are purchased.

      If the Underwriting Agreement is terminated, except in certain limited cases, the Underwriting Agreement provides that the Company will reimburse the Underwriter for all accountable out-of-pocket expenses and the Underwriter's legal fees incurred by it in connection with the proposed purchase and sale of the Common Stock, up to a maximum of $40,000. The Company has advanced $10,000 to the Underwriter in connection with such expense reimbursement. The Underwriting Agreement provides that in the event the expenses to be reimbursed upon such termination total an amount less than $40,000, the Underwriter shall pay such difference to the Company.

      The Company and the Underwriter have agreed that the Underwriter will purchase the 1,000,000 shares of Common Stock offered hereunder at a price to the public of $ per share less underwriting discounts of $ per share. However, the Underwriter has agreed to limit the underwriting discounts to
4.0% of the public offering price ($      per share) for up to shares to be
sold to officers and directors of the Company and the Bank. The Underwriter proposes to offer the Common Stock to selected dealers who are members of the NASD at a price of $ per share less a concession not in excess of $ per share. The Underwriter may allow, and such dealers may re-allow, concessions not in excess of $ per share to certain other brokers and dealers. After the Common Stock is released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriter.

      The Company and the directors and officers of the Company have agreed to be subject to certain lock-up restrictions as described under "Shares Eligible for Future Sale."

      The Underwriter has informed the Company that it does not intend to make sales to any accounts over which the Underwriter exercises discretionary authority.

      The Company has granted the Underwriter an option, exercisable within 30 days after the date of the offering, to purchase up to an additional 150,000 shares of Common Stock from the Company to cover over-allotments, if any, at the same price per share as is to be paid by the Underwriter for the other shares offered hereby. The Underwriter may purchase such shares only to cover over-allotments, if any, in connection with the offering.

      The Underwriting Agreement contains indemnity provisions between the Underwriter and the Company and the controlling persons thereof against certain liabilities, including liabilities arising under the Securities Act. The Company is generally obligated to indemnify the Underwriter and its respective controlling persons in connection with losses or claims arising out of any untrue statement of a material fact contained in this Prospectus or in related documents filed with the Commission or with any state securities administrator, or any omission of certain material facts from such documents.

      There has been no public trading market for the Common Stock. The price at which the shares are being offered to the public was determined by negotiations between the Company and the Underwriter. This price is not based upon earnings or past operations and should not be construed as indicative of the present or anticipated future value of the Common Stock. Several factors were considered in determining the offering price of the Common Stock, among them the size of the offering, the desire that the security being offered be attractive to individuals and the Underwriter's experience in dealing with public offerings for financial institutions.

                            AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and Suite 1300, Seven World Trade Center, New York, New York 10048, and copies of such materials can be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or accessed electronically on the Commission's Web Site at http://www.sec.gov.

      This Prospectus constitutes a part of a registration statement filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed by the Company with the Commission, is incorporated by reference in the Prospectus.

      Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits unless such exhibits are expressly incorporated by reference in such documents). Requests should be directed to Jeffrey L. Karafa, Vice President and Treasurer, Dearborn Bancorp, Inc., 22290 Michigan Avenue, Dearborn, Michigan 48123-2247, telephone (313) 274-1000.

                                LEGAL MATTERS

      The legality of the Common Stock offered hereby will be passed upon for the Company by Dickinson Wright PLLC, Detroit, Michigan. Honigman Miller Schwartz and Cohn, Detroit, Michigan, is acting as counsel for the Underwriter in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                   EXPERTS

      The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                     DEARBORN BANCORP, INC. AND SUBSIDIARY

                   Index to Consolidated Financial Statements

                                                                        Page
                                                                        ----
Report of Independent Certified Public Accountants  ................    F-2

Consolidated Balance Sheets as of December 31, 1997 and 1996  ......    F-3

Consolidated Statements of Operations for the Years ended
  December 31, 1997, 1996 and 1995  ................................    F-4

Consolidated Statements of Stockholders' Equity for the Years ended
  December 31, 1997, 1996 and 1995  ................................    F-5

Consolidated Statements of Cash Flows for the Years ended
  December 31, 1997, 1996 and 1995  ................................    F-6

Notes to Consolidated Financial Statements  ........................    F-7

               Report of Independent Certified Public Accountants

Board of Directors
Dearborn Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Dearborn Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dearborn Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Grant Thornton LLP

Detroit, Michigan
January 28, 1998

                     DEARBORN BANCORP, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)                          December 31,
                                                          --------------
                                                          1997      1996
                                                          ----      ----
ASSETS
Cash and cash equivalents
  Cash and due from banks ...........................   $ 1,406   $ 2,126
  Federal funds sold ................................       254     5,300
                                                        -------   -------
      Total cash and cash equivalents ...............     1,660     7,426
Mortgage loans held for sale ........................       347       303
Investment securities -- available for sale .........    29,780    10,493
Loans
  Loans .............................................    52,139    36,263
Allowance for possible credit losses ................      (522)     (366)
                                                        -------   -------
      Net loans .....................................    51,617    35,897
Bank premises and equipment, net ....................     2,296     2,080
Accrued interest receivable .........................       723       306
Other assets ........................................       230        94
                                                        -------   -------
      Total assets ..................................   $86,653   $56,599
                                                        =======   =======
LIABILITIES
Deposits
  Non-interest bearing deposits .....................   $ 8,587   $ 7,583
  Interest bearing deposits .........................    66,810    39,880
                                                        -------   -------
      Total deposits ................................    75,397    47,463
Other liabilities
  Federal funds purchased ...........................     1,500        --
  Mortgage payable ..................................       537       554
  Accrued interest payable ..........................       310       127
  Other liabilities .................................       157       265
                                                        -------   -------
      Total liabilities .............................    77,901    48,409

STOCKHOLDERS' EQUITY
  Common stock -- 3,000,000 shares authorized,
    1,044,924 and 742,178 shares outstanding in 1997
    and 1996, respectively ..........................    10,506     6,521
  Common stock subscribed but unissued, 303,578
    shares in 1996 ..................................        --     2,752
  Accumulated deficit ...............................    (1,689)   (1,065)
  Net unrealized gain (loss) on securities available
    for sale ........................................       (65)      (18)
                                                        -------   -------
      Total stockholders' equity ....................     8,752     8,190
                                                        -------   -------
      Total liabilities and stockholders' equity ....   $86,653   $56,599
                                                        =======   =======

 The accompanying notes are an integral part of these consolidated statements.

                     DEARBORN BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)                           Years Ended December 31,
                                                           ---------------------------
                                                           1997        1996       1995
                                                           ----        ----       ----
Interest income
  Interest on loans .................................   $    3,981   $  2,466   $  1,369
  Interest on investment securities -- available for
    sale ............................................        1,235        733        466
  Interest on federal funds and deposits with banks .          188        115        188
                                                        ----------   --------   --------
      Total interest income .........................        5,404      3,314      2,023
Interest expense
  Interest on deposits ..............................        2,955      1,662        959
  Interest on other liabilities .....................           43         44         45
                                                        ----------   --------   --------
      Total interest expense ........................        2,998      1,706      1,004
      Net interest income ...........................        2,406      1,608      1,019
Provision for possible credit losses ................          164        164        114
                                                        ----------   --------   --------
Net interest income after provision for possible
    credit losses ...................................        2,242      1,444        905
                                                        ----------   --------   --------
Non-interest income
  Service charges on deposit accounts ...............          124         92         38
  Fees for other services to customers ..............           26         19         16
  Gain on the sale of loans .........................          144        130        126
  Gain on the sale of investment securities .........           13         37         19
  Other income ......................................            5          6         11
                                                        ----------   --------   --------
      Total non-interest income .....................          312        284        210
Non-interest expense
  Salaries and employee benefits ....................        1,218      1,060        877
  Occupancy and equipment expense ...................          267        198        147
  Advertising and marketing .........................          105         93         63
  Stationery and supplies ...........................           80         56         62
  Professional services .............................           99         63         79
  Data processing ...................................           90         71         47
  FDIC insurance premiums ...........................            7          2         16
  Other operating expenses ..........................          223        158        112
                                                        ----------   --------   --------
      Total non-interest expense ....................        2,089      1,701      1,403
Income (loss) before federal income tax benefit .....          465         27       (288)
Income tax benefit ..................................         (145)        --         --
                                                        ----------   --------   --------
Net income (loss) ...................................   $      610   $     27   $   (288)
                                                        ==========   ========   ========
Per share data:
Net income (loss) -- basic and diluted ..............   $     0.58   $   0.04   $  (0.39)
Weighted average number of shares outstanding --
  basic .............................................    1,044,924    742,178    741,346
Weighted average number of shares outstanding --
  diluted ...........................................    1,055,861    742,178    741,346

 The accompanying notes are an integral part of these consolidated statements.

                     DEARBORN BANCORP, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years Ended December 31, 1997, 1996 and 1995

                                                                                                 Net
                                                                                              Unrealized
                                                                    Common                   Gain (Loss)
                                                                     Stock                        on
                                                                  Subscribed                  Securities       Total
                                                         Common       but      Accumulated    Available    Stockholders'
(In thousands, except share data)                        Stock     Unissued      Deficit       For Sale        Equity
                                                         ------   ---------    -----------   -----------   -------------
Balance, January 1, 1995 ............................   $ 6,521    $     --      $  (804)        $(91)         $5,626
  Net loss ..........................................        --          --         (288)          --            (288)
  Net change in unrealized gain (loss) on securities         --          --           --          120             120
                                                        -------     -------      -------         ----          ------
Balance, December 31, 1995 ..........................     6,521          --       (1,092)          29           5,458
  303,578 shares of common stock subscribed (net of
    offering costs of $8), but unissued .............        --       2,752           --           --           2,752
  Net income ........................................        --          --           27           --              27
  Net change in unrealized gain (loss) on securities         --          --           --          (47)            (47)
                                                        -------     -------      -------         ----          ------
Balance, December 31, 1996 ..........................     6,521       2,752       (1,065)         (18)          8,190
  303,578 shares of subscribed common stock issued
    (net of additional offering costs of $1) ........     2,751      (2,752)          --           --              (1)
  10% stock dividend declared December 16, payable
    January 30, 1998 ................................     1,234          --       (1,234)          --              --
Net income ..........................................        --          --          610           --             610
  Net change in unrealized gain (loss) on securities         --          --           --          (47)            (47)
                                                        -------     -------      -------         ----          ------
Balance, December 31, 1997 ..........................   $10,506     $    --      $(1,689)        $(65)         $8,752
                                                        =======     =======      =======         ====          ======



 The accompanying notes are an integral part of these consolidated statements.

                     DEARBORN BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                             Years Ended December 31,
                                                          --------------------------
                                                          1997       1996       1995
                                                          ----       ----       ----
Cash flows from operating activities
  Interest and fees received ........................   $  5,142   $  3,415   $  1,959
  Interest paid .....................................     (2,815)    (1,671)    (1,040)
  Proceeds from sale of mortgages held for sale .....     11,209      7,648      8,251
  Origination of mortgages held for sale ............    (11,109)    (7,413)    (8,493)
  Cash paid to suppliers and employees ..............     (2,032)    (1,330)    (1,435)
                                                        --------   --------   --------
  Net cash provided by (used in) operating activities        395        649       (758)

Cash flows from investing activities
  Proceeds from the sale of securities available for
    sale ............................................      2,613      8,735      3,249
  Proceeds from maturities of securities available
    for sale ........................................     19,500      9,250      4,050
  Purchases of securities available for sale ........    (41,438)   (18,514)   (10,091)
  Increase in loans, net of payments received .......    (15,884)   (16,320)   (10,048)
  Purchases of property and equipment ...............       (369)      (194)      (483)
                                                        --------   --------   --------
  Net cash used in investing activities .............    (35,578)   (17,043)   (13,323)

Cash flows from financing activities
  Net increase in non-interest bearing deposits .....      1,004      3,510      1,706
  Net increase in interest bearing deposits .........     26,930     15,031     12,827
  Increase in federal funds purchased ...............      1,500         --         --
  Principal payments on mortgage payable ............        (17)       (15)       (15)
  Common stock subscriptions received ...............         --      2,752         --
  Net cash provided by financing activities .........     29,417     21,278     14,518
Increase (decrease) in cash and cash equivalents ....     (5,766)     4,884        437
Cash and cash equivalents at the beginning of the
  period ............................................      7,426      2,542      2,105
                                                        --------   --------   --------
Cash and cash equivalents at the end of the period ..   $  1,660   $  7,426   $  2,542
                                                        ========   ========   ========
Reconciliation of net income (loss) to net cash
  provided by (used in) operating activities
Net income (loss) ...................................   $    610   $     27   $   (288)
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities
    Provision for possible credit losses ............        164        164        114
    Depreciation and amortization expense ...........        158        133        104
    Accretion of discount on investment securities ..         (6)       (11)       (54)
    Amortization of premium on investment securities          10         72         38
    (Gain) on the sale of investment securities .....        (13)       (37)       (19)
    (Increase) decrease in mortgages held for sale ..        (44)       105       (368)
    (Increase) in interest receivable ...............       (417)       (16)      (129)
    Increase in interest payable ....................        183         35         36
    (Increase) decrease in other assets .............       (142)         1        (57)
    Increase (decrease) in other liabilities ........       (108)       176       (135)
                                                        --------   --------   --------
Net cash provided by (used in) operating activities .   $    395   $    649   $   (758)
                                                        ========   ========   ========

 The accompanying notes are an integral part of these consolidated statements.

                     DEARBORN BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1997, 1996 and 1995

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

   Basis of Presentation and Operations

      Dearborn Bancorp, Inc. (the Corporation) was incorporated in Michigan on September 30, 1992. The Corporation's subsidiary, Community Bank of Dearborn (the Bank), began operations on February 28, 1994. The Bank operates three community banking offices in Dearborn, Dearborn Heights and Plymouth, Michigan, offering a full range of banking services to individuals and businesses.

   Principles of Consolidation

      The consolidated financial statements include the accounts of Dearborn Bancorp, Inc. and its wholly-owned subsidiary, Community Bank of Dearborn. All significant intercompany transactions are eliminated in consolidation.

   Cash Equivalents

      For purposes of the consolidated statements of cash flows, the Corporation considers cash on hand, cash due from banks, and federal funds sold to be cash equivalents.

   Mortgages Held for Sale

      Mortgages held for sale are carried at the lower of cost or market. Market value is determined on the basis of existing forward delivery contracts.

   Investment Securities

      When securities are purchased and the Corporation intends to hold the securities for an indefinite period of time but not necessarily to maturity, they are classified as available for sale and carried at market value. Any decision to sell a security available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Corporation's assets and liabilities, liquidity demands, regulatory capital considerations, and other similar factors. Cost is adjusted for amortization of premiums and accretion of discounts to maturity. Unrealized gains and losses for available for sale securities are excluded from income and recorded as an amount, net of tax, in a separate component of stockholders' equity until realized. All of the Corporation's securities are classified as available for sale.

   Interest Income on Loans

      Interest on loans is accrued and credited to income based upon the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid interest accrued is reversed. Interest accruals are generally resumed when all delinquent principal and interest has been brought current or the loan becomes both well secured and in the process of collection.

   Allowance for Possible Credit Losses

      The allowance is maintained at a level considered by management to be adequate to provide for reasonably foreseeable loan losses based on an evaluation of the loan portfolio, loan loss experience and the economic environment.

   Loan Impairment

      A loan is identified as impaired when it is probable in the opinion of management that interest and principal may not be collected according to the contractual terms of the loan agreement.

   Bank Premises and Equipment

      Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

         Building and improvements -- 5 to 30 years
         Furniture and equipment -- 5 to 10 years

   Income Taxes

      The Corporation files a consolidated federal income tax return. The Corporation uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Tax planning strategies are utilized in the computation of deferred federal income taxes. In addition, the current or deferred tax consequences of a transaction is measured by applying the provisions of enacted tax laws to determine the amount of taxes receivable or payable, currently or in future years.

   Stock Options

      The Financial Accounting Standards Board (the "FASB") issued Statement No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123") effective for transactions entered into during 1996 and thereafter. The statement establishes a fair market value method of accounting for employee stock options and similar equity instruments such as warrants, and encourages all companies to adopt that method of accounting for all their employee stock option plans. However, the statement allows companies to continue measuring compensation cost for such plans using accounting guidance in place prior to SFAS No. 123. Companies that elect to remain with the former method of accounting must make pro forma disclosures of net income and income per share as if the fair value method provided for in SFAS No. 123 had been adopted. The Corporation has not adopted the fair value provisions of SFAS No. 123 but has disclosed the pro forma effects in accordance with the pronouncement.

   Stock Dividends

      The Corporation accounts for stock dividends by capitalizing retained earnings in an amount equal to the fair value of the additional shares issued. All share and per share amounts are retroactively adjusted for stock dividends.

      The Corporation declared a 10% stock dividend payable January 30, 1998, to shareholders of record as of December 16, 1997. Accordingly, per share amounts for 1997, 1996 and 1995 have been adjusted to reflect the dividend.

   Income Per Share

      The FASB has issued Statement No. 128, "Earnings Per Share" ("SFAS No. 128") which is effective for financial statements issued after December 15, 1997. The new standard eliminates primary and fully diluted income per share and requires presentation of basic and diluted income per share together with disclosure of how the per share amounts were computed. Basic income per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared in the income of the entity. The Corporation adopted SFAS No. 128 at December 31, 1997. All per share data has been restated to reflect application of this new pronouncement.

   Use of Estimates

      In the preparation of financial statements, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates that are more susceptible to change in the near term include the allowance for possible credit losses and fair value of certain financial instruments.

NOTE B -- INVESTMENT SECURITIES -- AVAILABLE FOR SALE

      The amortized cost and estimated market value of investment securities -- available for sale are as follows (in thousands):

                                                        December 31, 1997
                                         ----------------------------------------------
                                                        Gross        Gross     Estimated
                                         Amortized   Unrealized   Unrealized     Market
                                            Cost        Gains       Losses       Value
                                         ---------   ----------   ----------     ------
US Treasury securities ................   $ 2,001        $ 2         $ --       $ 2,003
US Government agency securities .......    27,844         --          (67)       27,777
                                          -------        ---         -----      -------
      Totals ..........................   $29,845        $ 2         $(67)      $29,780
                                          =======        ===         =====      =======

                                                        December 31, 1996
                                         ----------------------------------------------
                                                        Gross        Gross     Estimated
                                         Amortized   Unrealized   Unrealized     Market
                                            Cost        Gains       Losses       Value
                                         ---------   ----------   ----------     ------
US Treasury securities ................   $ 2,009        $--         $(10)      $ 1,999
US Government agency securities .......     8,502          4          (12)        8,494
                                          -------        ---         -----      -------
      Totals ..........................   $10,511        $ 4         $(22)      $10,493
                                          =======        ===         ====       =======

      The amortized cost and estimated market value of investment securities -- available for sale at December 31, 1997 by contractual maturity, are shown below (in thousands):

                                                                    Estimated
                                                        Amortized     Market
                                                           Cost       Value
                                                        ---------   --------
Due in three months or less .........................    $ 1,000     $   999
Due in three months through one year ................        999       1,000
Due in one year through five years ..................     27,846      27,781
                                                         -------     -------
      Totals ........................................    $29,845     $29,780
                                                         =======     =======

      Securities having a carrying value of $2,001,000 and a market value of $2,003,000 were pledged to secure public deposits. Securities having a carrying value of $1,000,000 and a market value of $999,000 were pledged to secure treasury, tax and loan payments with the Federal Reserve Bank of Chicago.

NOTE C -- LOANS

      Major categories of loans included in the portfolio at December 31 are as follows (in thousands):

                                                          1997      1996
                                                          ----      ----
Consumer loans ......................................   $12,705   $ 8,877
Commercial, financial, & other ......................    10,668     7,199
Commercial real estate construction .................     1,746     1,971
Commercial real estate mortgages ....................     9,796     6,384
Residential real estate mortgages ...................    17,224    11,832
                                                        -------   -------
                                                         52,139    36,263
Allowance for possible credit losses ................      (522)     (366)
                                                        -------   -------
                                                        $51,617   $35,897
                                                        =======   =======

      Final loan maturities and rate sensitivity of the loan portfolio at December 31, 1997 are as follows (in thousands):

                                                Within   Three to    One to   After
                                                Three     Twelve      Five     Five
                                                Months    Months     Years    Years    Total
                                                ------    ------     -----    -----    -----
Consumer loans .............................   $ 1,779    $  605    $10,166    $144   $12,694
Commercial, financial & other ..............     6,006       678      3,984      --    10,668
Commercial real estate construction ........     1,486        53        207      --     1,746
Commercial real estate mortgages ...........       486       693      8,337     280     9,796
Residential real estate mortgages ..........     1,843     5,934      9,378      69    17,224
                                               -------    ------    -------    ----    ------
                                               $11,600    $7,963    $32,072    $493    52,128
                                               =======    ======    =======    ====
Non-accrual loans ..........................                                               11
                                                                                      -------
      Total loans ..........................                                          $52,139
                                                                                      =======
Loans at fixed interest rates ..............   $   778    $1,446    $23,000    $493   $25,717
Loans at variable interest rates ...........    10,822     6,517      9,072      --    26,411
                                               -------    ------    -------    ----   -------
                                               $11,600    $7,963    $32,072    $493    52,128
                                               =======    ======    =======    ====
Non-accrual loans ..........................                                               11
                                                                                      -------
      Total loans ..........................                                          $52,139
                                                                                      =======

      Certain directors of the Corporation, including their related interests, were loan customers of the Bank during 1997. Such loans were made in the ordinary course of business at the Bank's normal credit terms and interest rates, and do not represent more than a normal risk of collection. Total loans to these persons at December 31, 1997 amounted to $1,989,000. During 1997, $1,664,000 of new loans were made and repayments totaled $1,525,000. These loans aggregated to 23% of consolidated stockholders' equity as of December 31, 1997.


                                     F10

      Transactions in the allowance for possible credit losses for the years ended December 31 are as follows (in thousands):

                                                   1997   1996   1995
                                                   ----   ----   ----
Balance, beginning of year .....................   $366   $204   $100
Charge-offs:
  Consumer loans ...............................     (8)    (4)   (10)
Recoveries:
  Consumer loans ...............................     --      2     --
                                                  -----  -----  -----
Net charge-offs ................................     (8)    (2)   (10)
Additions charged to operations ................    164    164    114
Balance at end of period .......................  $ 522  $ 366  $ 204
                                                  =====  =====  =====
Allowance to total loans .......................   1.01%  1.01%  1.02%
                                                  =====  =====  =====
Net charge-offs to average loans ...............   0.02%  0.01%  0.07%
                                                  =====  =====  =====

      The allocation of the allowance for possible credit losses as of December 31, are as follows (in thousands):

                                                     1997                1996                1995
                                              -----------------   -----------------   -----------------
                                                        Percent             Percent             Percent
                                                       of loans            of loans            of loans
                                                        in each             in each             in each
                                                       category            category            category
                                                       to total            to total            to total
                                              Amount     loans    Amount     loans    Amount     loans
                                              ------   --------   ------   --------   ------   --------
Consumer loans ............................    $ 15      24.37%    $  8      24.48%    $ 10      23.16%
Commercial, financial & other .............       7      20.46%       5      19.85%       4      26.95%
Commercial real estate construction .......       1       3.35%       1       5.44%       1       4.82%
Commercial real estate mortgages ..........       7      18.79%       4      17.60%       2      13.42%
Residential real estate mortgages .........      12      33.03%       8      32.63%       4      31.65%
Unallocated ...............................     480       N/A       340       N/A       183       N/A
                                               ----     ------     ----     ------     ----     ------
                                               $522     100.00%    $366     100.00%    $204     100.00%
                                               ====     ======     ====     ======     ====     ======

      The aggregate balances on non-accrual loans and the reduction of interest income associated with these loans at December 31, are as follows (in thousands):

                                                         1997    1996    1995
                                                         ----    ----    ----
Non-accrual loans ...................................   $  11   $   8   $  43
                                                        =====   =====   =====
As a percentage of total loans ......................    0.02%   0.02%   0.21%
                                                        =====   =====   =====
Income in accordance with original loan terms .......   $   2   $   1   $   2
Income recognized ...................................      --      --      --
                                                        -----   -----   -----
Reduction in interest income ........................   $   2   $   1   $   2
                                                        =====   =====   =====

NOTE D -- BANK PREMISES AND EQUIPMENT

      Bank premises and equipment are comprised of the following at December 31 (in thousands):

                                                         1997     1996
                                                         ----     ----
Land and improvements ...............................   $  394   $  394
Building and improvements ...........................    1,579    1,469
Furniture and equipment .............................      742      484
                                                        ------   ------
                                                         2,715    2,347
Less accumulated depreciation .......................      419      267
                                                        ------   ------
                                                        $2,296   $2,080
                                                        ======   ======

      Depreciation expense for 1997, 1996 and 1995 amounted to $152,000, $127,000, and $98,000, respectively.

NOTE E -- DEPOSITS

      The following is a summary of the distribution and weighted average interest rate of deposits at December 31 (in thousands):

                                              1997                 1996
                                        -----------------    -----------------
                                                 Weighted             Weighted
                                                  Average              Average
                                        Amount     Rate      Amount     Rate
                                        ------   --------    ------   --------
Non-interest bearing:
  Demand ...........................   $ 8,587       --     $ 7,583       --
                                       =======     ====     =======     ====
Interest bearing:
  Checking .........................   $ 1,274     2.92%    $   977     2.02%
  Money market .....................     6,787     3.98%      5,977     4.22%
  Savings ..........................     1,529     2.50%      1,240     2.50%
  Time, under $100,000 .............    36,114     6.01%     19,048     5.83%
  Time, $100,000 and over
    Non-volatile priced ............    12,055     6.00%      5,265     5.74%
    Volatile priced ................     9,051     5.84%      7,373     5.69%
                                       -------              -------
                                       $66,810              $39,880
                                       =======              =======

      Final maturities of time deposits of $100,000 and greater at December 31, 1997 are as follows (in thousands):

                                             Non-volatile   Volatile
                                                priced       priced     Total
                                             ------------   --------    -----
Due in three months or less ..............     $ 1,545      $4,115     $ 5,660
Due in three months through one year .....       7,739       4,818      12,557
Due in one year through five years .......       2,771         118       2,889
                                               -------      ------     -------
      Totals .............................     $12,055      $9,051     $21,106
                                               =======      ======     =======

      Time deposits of $100,000 and greater that are non-volatile priced are time deposits that are priced using retail rates and would be considered by the Bank as core deposits except for the fact that they are issued in denominations of $100,000 or more. Volatile priced time deposits of $100,000 and greater are time deposits that are priced using wholesale rates and are typically referred to as jumbo time deposits.

NOTE F -- MORTGAGE PAYABLE

      The mortgage payable with a bank matures September 1, 2013 and requires monthly installments of $4,925 including interest at 7.75% per annum. Effective September, 1998 the interest rate will be computed annually at 2.5% plus the five year treasury rate. The note is collateralized by a first real estate mortgage on a building and land.

      Aggregate maturities for the five years following December 31, 1997 and thereafter are as follows (in thousands):

1998 ...............................   $ 18
1999 ...............................     20
2000 ...............................     21
2001 ...............................     23
2002 ...............................     25
Thereafter .........................    430
                                       ----
                                       $537
                                       ====

NOTE G -- FEDERAL FUNDS PURCHASED

      The Bank has entered into a federal funds credit line with another bank in the amount of $1,500,000 to provide additional flexibility in the daily management of liquidity. The outstanding balance of the federal funds credit line at December 31, 1997 was $1,500,000 and was repaid on January 5, 1998.

NOTE H -- INCOME TAXES

      The federal tax provision consists of the following (in thousands):

                                   1997   1996   1995
                                   ----   ----   ----
Current .......................   $  --   $ --   $ --
Deferred ......................    (145)    --     --
                                  -----   ----   ----
                                  $(145)    --     --
                                  =====   ====   ====

      The deferred tax benefit in 1997 consisted of a reduction of the beginning of the year valuation allowance of $293,000 offset by a deferred tax expense of $148,000. Deferred tax benefits for 1996 and 1995 were eliminated by increases in the valuation allowance of $7,000 and $48,000, respectively.

      The reconciliation of the effective income tax rate to the federal statutory tax rate is as follows:

                                                        1997   1996   1995
                                                        ----   ----   ----
Federal income tax rate .............................    34%    34%   (34)%
Effect of net operating loss carryforward and
  valuation allowance ...............................   (63)   (26)    31
Effect of graduated tax rates .......................    --    (18)     1
Other ...............................................    (2)    10      2
                                                        ---    ---    ---
Effective tax rate ..................................   (31)%   --%   --%
                                                        ===    ===    ===

      The details of the net deferred tax asset are as follows at December 31, (in thousands):

                                                         1997    1996
Deferred tax assets
  Provision for possible credit losses ..............   $ 163   $ 110
  Unrealized losses on securities available for sale       23       8
  Net operating loss carryforwards ..................     282     400
  Other .............................................       4       1
                                                        -----   -----
        Total deferred tax assets ...................     472     519
Deferred tax liabilities
  Accretion of discounts on securities available for
    sale ............................................      (4)     (1)
  Deferred loan fees ................................     (72)    (59)
  Premises and equipment ............................     (72)    (56)
  Accrual to cash conversion ........................    (115)    (46)
  Unrealized gain on securities available for sale ..      (1)     (1)
                                                        -----   -----
Total deferred tax liabilities ......................    (264)   (163)
                                                        -----   -----
Net deferred tax asset before valuation allowance ...     208     356
Valuation allowance .................................     (63)   (356)
                                                        -----   -----
Net deferred tax asset ..............................   $ 145   $  --
                                                        =====   =====

      The tax benefit of the unrealized losses on securities available for sale, net of the valuation allowance, was charged directly to its related component of stockholders' equity.

      At December 31, 1997 the Corporation had net operating loss carryforwards of approximately $829,000 expiring in 2009 through 2011. These losses are available to reduce otherwise taxable income in future periods.








                                     F14

NOTE I -- FINANCIAL INSTRUMENTS

   Fair Value of Financial Instruments

      The estimated fair value of the Corporation's financial instruments at December 31, are as follows (in thousands):

                                           1997                   1996
                                   --------------------   --------------------
                                              Estimated              Estimated
                                   Carrying     Fair      Carrying     Fair
                                    Amount      Value      Amount      Value
                                   --------   ---------   --------   ---------
Assets:
  Cash and cash equivalents .....   $ 1,660    $ 1,660     $ 7,426    $ 7,426
  Loans held for sale ...........       347        349         303        307
  Securities ....................    29,780     29,780      10,493     10,493
  Loans .........................    51,617     51,020      35,897     35,332
Liabilities:
  Deposits ......................    75,397     75,507      47,463     47,444
  Federal funds purchased .......     1,500      1,500          --         --
  Mortgage Payable ..............       537        537         554        554

      The following methods and assumptions were used by the Corporation in estimating its fair value disclosure for financial instruments:

      Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

      Loans held for sale: The market value of these loans represents estimated fair value. The market value is determined in the aggregate on the basis of existing forward delivery commitments.

      Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

      Loans: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

      Off-balance-sheet instruments: The Corporation's off-balance-sheet instruments approximate their fair values.

      Deposit liabilities: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar certificates. The carrying amount of accrued interest payable approximates its fair value.

      Mortgage payable: The fair value of the Corporation's mortgage payable is estimated using discounted cash flow analysis, based on the Corporation's current incremental borrowing rate for similar types of borrowing arrangements.

      Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on management's judgments regarding future expected loss experience, current economic conditions, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

   Off-Balance-Sheet Risk

      The Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated statements of operations.

      Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual notational amount of those items. The Corporation generally requires collateral to support such financial instruments in excess of the contractual notational amount of those instruments and, therefore, is in a fully collateralized position.

      The Corporation has outstanding loan commitments aggregating $5,150,000 and outstanding financial standby letters of credit aggregating $147,000 at December 31, 1997.

      Commitments to extend credit are agreements to lend to a customer as long as there are no violations of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. Since portions of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer.

      The Corporation originates primarily residential and commercial real estate loans, commercial loans, and installment loans. The Corporation estimates that 67% of the loan portfolio is based in Wayne County, 18% in Oakland County, and the remainder distributed throughout Michigan.

      At December 31, 1997, the Corporation has consumer loans secured by real estate aggregating approximately $2,790,000 and construction loans relating to commercial, residential, and land development properties of $1,746,000.

NOTE J -- EMPLOYEE BENEFIT PLANS

      On January 1, 1996, the Bank established a 401(k) plan for its employees. All employees are eligible to participate in the 401(k) after completion of age and service requirements. An employee can be enrolled as a participant on the first "Enrollment Date" after reaching age 18 and completing six months of service. Contributions to the plan by the Bank are discretionary. As of December 31, 1997 the Corporation has elected not to match any portion of employee contributions to the plan.

NOTE K -- REGULATORY MATTERS

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).

      The following is a presentation of the Bank's regulatory capital ratios (in thousands):

                                                          Minimum For Capital          Minimum
                                               Actual      Adequacy Purposes:  To Be Well Capitalized:
                                           -------------  -------------------  -----------------------
                                           Amount  Ratio    Amount    Ratio       Amount     Ratio
                                           ------  -----    ------    -----       ------     -----
As of December 31, 1997
  Total capital
    (to risk weighted assets) ..........   $7,963   16.1%   $3,964     8.0%       $4,955     10.0%
  Tier I capital
    (to risk weighted assets) ..........    7,441   15.0%    1,982     4.0%        2,972      6.0%
  Tier I capital
    (to average assets) ................    7,441    9.1%    3,282     4.0%        4,102      5.0%
As of December 31, 1996
  Total capital
    (to risk weighted assets) ..........    4,586   14.4%    2,548     8.0%        3,185     10.0%
  Tier I capital
    (to risk weighted assets) ..........    4,220   13.2%    1,279     4.0%        1,918      6.0%
  Tier I capital
    (to average assets) ................    4,220    8.5%    1,986     4.0%        2,482      5.0%

      Based on the respective regulatory capital ratios at December 31, 1997 and 1996, the Bank is well capitalized.

NOTE L -- COMMON STOCK SUBSCRIBED

      On November 15, 1996, the Corporation issued an offering memorandum, which included an over-subscription privilege, to those stockholders who were residents of the State of Michigan. The offering memorandum gave those stockholders the right to subscribe to 303,578 shares of common stock at a price of $9.09 per share. All rights expired on December 31, 1996.

      At the close of business on December 31, 1996, the Corporation had received requests to purchase approximately 319,600 shares of common stock. In accordance with the Corporation's offering memorandum $2,760,000 was recorded as common stock subscribed, representing 303,578 shares of common stock and $145,490 was recorded as an oversubscription rights payable in other liabilities. On January 21, 1997, the common stock subscribed was formally issued.


                                     F17

NOTE M -- STOCK OPTION PLAN

      On June 21, 1994, the Corporation adopted a stock option plan to enable key employees of the Corporation and its subsidiaries to participate in the Corporation's future growth and profitability by the granting of long-term performance-based incentive compensation. As of December 31, 1996, 55,000 shares of common stock were authorized with no options granted.

      During 1997, the stock option plan was amended to allow up to 165,000 shares to be granted. Also in 1997, the Corporation issued 45,100 options at an exercise price of $9.09. No options were exercised, expired or terminated during 1997.

      Granted options expire no later than ten years after the date of grant, may not be exercised for six months after the date of grant and are granted at a price of not less than the fair market value of the Corporation's share price on the date of grant. If an option expires or terminates without having been exercised, such option will be available for future grant under the plan.

      The Corporation accounts for the stock option plan under Accounting Principles Board Option No. 25, "Accounting for Stock Issued to Employees." No compensation costs have been recognized for the plan. Had compensation costs for the plan been determined based on the fair value of the options at the grant date consistent with the method of SFAS No. 123, the Corporation's net income per share for the year ended December 31, 1997 would have been as follows (in thousands, except per share data):

Net income
  As reported .......................................   $ 610
  Pro forma .........................................     419
Basic and diluted income per share
  As reported .......................................    0.58
  Pro forma .........................................    0.40

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1997: dividend yield of 0.00%; expected volatility of 51.23%; risk-free interest rate of 6.67%; and expected lives of ten years. All information presented with respect to stock options has been adjusted for the effects of the stock dividend.

NOTE N -- INCOME PER SHARE

      The following is a reconciliation of the numerator and denominator of the basic and diluted income per share calculation for the year ended December 31, 1997 (in thousands, except share data);

                                           Income       Shares       Per Share
                                        (Numerator)  (Denominator)     Amount
                                        -----------  -------------   ---------
Basic income per share
  Net income available ...............      $610       1,044,924       $0.58
Effect of dilutive options
  Options ............................        --          10,937          --
                                            ----       ---------       -----
Diluted income per share
  Net income to stockholders plus
     assumed conversions..............      $610       1,055,861       $0.58
                                            ====       =========       =====

NOTE O -- ISSUED BUT NOT YET ADOPTED ACCOUNTING STANDARDS

      In June 1997, the FASB issued SFAS No. 130, "Reporting of Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components (revenues, expense, gains, and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Corporation does not anticipate that the adoption of SFAS 130 will have a material effect on its financial statements.

      In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the manner in which business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of adoption, comparative information for earlier years is to be restated. The Corporation does not anticipate that the adoption of SFAS 131 will have a material effect on its financial statements.

NOTE P -- PARENT ONLY CONDENSED FINANCIAL INFORMATION

      The condensed financial information that follows presents the financial condition of the parent company, Dearborn Bancorp, Inc., along with the results of its operations and its cash flows.

                           CONDENSED BALANCE SHEETS

(In thousands)                                            December 31,
                                                         -------------
                                                         1997     1996
                                                         ----     ----
ASSETS
  Cash and cash equivalents .........................   $  181   $2,901
  Investment in subsidiary ..........................    7,376    4,203
  Other assets ......................................    1,741    1,792
                                                        ------   ------
                                                        $9,298   $8,896
                                                        ======   ======
LIABILITIES AND STOCKHOLDERS' EQUITY
  Mortgage payable ..................................   $  537   $  554
  Other liabilities .................................        9      152
  Stockholders' equity ..............................    8,752    8,190
                                                        ------   ------
                                                        $9,298   $8,896
                                                        ======   ======

                      CONDENSED STATEMENTS OF OPERATIONS

(In thousands)                                      Years Ended December 31,
                                                    ------------------------
                                                     1997     1996     1995
                                                     ----     ----     ----
Dividends from subsidiary bank ..................    $ --     $ --     $  --
Operating income ................................      58       35        87
Operating expenses ..............................     (68)     (60)      (77)
                                                     ----     ----     -----
Net income (loss) before equity in
  undistributed income (loss) of subsidiary .....     (10)     (25)       10
Equity in undistributed income (loss) of
  subsidiary ....................................     620       52      (298)
                                                     ----     ----     -----
    Net income (loss) ...........................    $610     $ 27     $(288)
                                                     ====     ====     =====

                      CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)                                        Years Ended December 31,
                                                      ------------------------
                                                       1997     1996     1995
                                                       ----     ----     ----
Cash flows from operating activities
    Net income (loss) .............................  $   610   $   27   $ (288)
    Adjustments to reconcile net income (loss) to
       net cash provided by operating activities
        Equity in undistributed (income) loss of
          subsidiary ..............................     (620)     (52)     298
        Other .....................................       66       61       37
                                                     -------   ------   ------
Net cash flows provided by operating activities ...       56       36       47
Cash flows from investing activities
    Investment in subsidiary ......................   (2,600)    (850)    (500)
    Investment in securities ......................   (1,000)      --     (698)
    Maturity of securities ........................    1,000       --    1,600
    Sale of securities ............................       --      703       --
    Property and equipment acquired ...............      (14)    (101)    (361)
                                                     -------   ------   ------
Net cash flows provided by (used in) investing
  activities ......................................   (2,614)    (248)      41
Cash flows from financing activities
    Proceeds from sale of common stock ............       --    2,752       --
    Proceeds due stockholders on oversubscription
      of stock ....................................     (145)     145       --
    Reduction of mortgage payable .................      (17)     (15)     (15)
    Dividends paid ................................       --       --       --
                                                     -------   ------   ------
Net cash flows provided by (used in) financing
  activities ......................................     (162)   2,882      (15)
Increase (decrease) in cash and cash equivalents ..   (2,720)   2,670       73
Cash and cash equivalents at beginning of year ....    2,901      231      158
                                                     -------   ------   ------
Cash and cash equivalents at end of year ..........  $   181   $2,901   $  231
                                                     =======   ======   ======

========================

      No dealer, salesperson or
other person has been authorized
to give any information or make
any representations other than
those contained in this Prospectus
in connection with the offer made
by this Prospectus, and if given
or made, such information or
representations must not be relied
upon as having been authorized by
the Company or any Underwriter.
Neither the delivery of this
Prospectus nor any sale made
hereunder shall, under any
circumstances, create any
implication that the information
herein is correct as of any time
subsequent to the date hereof.
This Prospectus does not
constitute an offer to sell or a
solicitation of an offer to buy
any securities offered hereby by
anyone in any jurisdiction in
which such offer or solicitation
is not authorized or in which the
person making such offer or
solicitation is not qualified to
do so or to anyone to whom it is
unlawful to make such offer or
solicitation.

         TABLE OF CONTENTS

                                      Page
Forward-Looking Statements  .......      2
Prospectus Summary  ...............      3
Risk Factors  .....................      7
Use of Proceeds  ..................      9
Dividend Policy  ..................     10
Capitalization  ...................     10
Selected Consolidated Financial
Data  .............................     11
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations  ......     12
Business  .........................     20
Management  .......................     26
Related Party Transactions  .......     30
Security Ownership  ...............     31
Supervision and Regulation  .......     32
Description of Common Stock  ......     33
Shares Eligible for Future Sale  ..     35
Underwriting  .....................     36
Available Information  ............     37
Incorporation of Certain Documents
  by Reference  ...................     37
Legal Matters  ....................     38
Experts  ..........................     38
Index to Financial Statements  ....    F-1

       Until          , 1998 (25
days after the effective date of
the offering), all dealers
effecting transactions in the
Common Stock, whether or not
participating in this
distribution, may be required to
deliver a Prospectus. This
delivery requirement is in
addition to the obligation of
dealers to deliver a Prospectus
when acting as underwriter and
with respect to their unsold
allotments or subscriptions.

========================

========================

          1,000,000 Shares

       DEARBORN BANCORP, INC.

            Common Stock

             Prospectus

            Roney & Co.

                       , 1998

========================

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

      The Registrant's Articles of Incorporation and the Michigan Business Corporation Act permit the Registrant's officers and directors to be indemnified under certain circumstances for expenses and, in some instances, for judgments, fines or amounts paid in settlement of civil, criminal, administrative and investigative suits or proceedings, including alleged violations of the Securities Act of 1933, as amended (the "Act"). In addition, the Registrant maintains directors and officers liability insurance which, under certain circumstances, would cover alleged violations of the Act. Insofar as indemnification for liabilities arising under the Act may be permitted to officers and directors pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. Therefore, in the event that a claim for such indemnification is asserted by an officer or director, the Registrant (except insofar as such claim seeks reimbursement by the Registrant of expenses paid or incurred by an officer or director in the successful defense of any action, suit or proceeding) will, unless the matter has theretofore been adjudicated by precedent deemed by the Registrant to be controlling, submit to a court of appropriate jurisdiction the question of whether or not indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 25. Other Expenses of Issuance and Distribution.

      The following table sets forth the various expenses in connection with the sale and distribution of the Common Stock being registered, other than underwriting discounts and commissions. All amounts shown are estimates, except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee, and assume sale of 1,150,000 shares in the offering.

SEC registration fee ................................   $
NASD filing fee .....................................
Printing and mailing expenses .......................
Nasdaq listing fee ..................................
Fees and expenses of counsel ........................
Accounting and related expenses .....................
Blue Sky fees and expenses (including counsel fees) .
Transfer Agent fees .................................
Miscellaneous .......................................
Total ...............................................   $

Item 26. Recent Sales of Unregistered Securities.

      On November 15, 1996 the Registrant offered to the holders of its Common Stock who were residents of the State of Michigan the right to subscribe for additional shares of Common Stock at a price of $9.09 per share. Pursuant to the offering 303,578 shares of Common Stock were subscribed by the shareholders with the Registrant receiving the proceeds of $2,760,000. The shares of Common Stock issued were not registered under the Act inasmuch as the shares were issued under the exemption from registration provided by Section 3(a)(9) of the Act as an offering and sale to persons resident within a singe state where the issuer is a person incorporated and doing business within such state.

Item 27. Exhibits.

Exhibit No.                        Description
 1            Form of Underwriting Agreement
 3.1  *       Articles of Incorporation of Dearborn Bancorp, Inc.
              [3(a)]
 3.1(a)****   Amendment to Articles of Incorporation of Dearborn
              Bancorp, Inc. [1]
 3.2  ***     Bylaws of Dearborn Bancorp, Inc. [3(b)]
 5            Opinion of Dickinson Wright PLLC
10.1  ****    Stock Option Plan, as amended  [2]
21    **      Subsidiaries of Dearborn Bancorp, Inc. [2]
23.1          Consent of Dickinson Wright PLLC (included in opinion
              filed as Exhibit 5)
3.2           Consent of Grant Thornton LLP
27            Financial Data Schedule

      The Exhibit marked with one asterisk was filed as an Exhibit to the Registration Statement of the Registrant on Form S-18 (Registration Number 33-55808) and is incorporated herein by reference. The Exhibit marked with two asterisks was filed as an Exhibit to the Form 10-K Report of the Registrant for the fiscal year ended December 31, 1993 and is incorporated herein by reference. The Exhibit marked with three asterisks was filed as an Exhibit to the Form 10-K Report of the Registrant for the fiscal year ended December 31, 1995 and is incorporated herein by reference. The Exhibits marked with four asterisks were filed as Exhibits to the Form 10-Q Report for the quarter ended June 30, 1997 and are incorporated herein by reference, the Exhibit numbers in brackets being those in such Registration Statement or Report.

Item 28. Undertakings.

      The undersigned Registrant hereby undertakes as follows:

      (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (2) The Registrant will:

             (i) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the SEC declared it effective; and

            (ii) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Dearborn, State of Michigan, on March 3, 1998.

                           DEARBORN BANCORP, INC.
                           By: /s/ John E. Demmer
                           John E. Demmer, Chairman
                           of the Board and Chief
                           Executive Officer

      In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities indicated on March 3, 1998.


 Signatures                             Title                          Signature                           Title
 ----------                             -----                          ---------                           -----
 /s/ Wilber M. Brucker, Jr               Director                      /s/ Steven M. Kirkpatrick            Director
 ------------------------                                              -------------------------
 Wilber M. Brucker, Jr.                                                    Steven M. Kirkpatrick

 /s/ Margaret I. Campbell                Director                      /s/ William E. Kreger                Director
-------------------------                                              ---------------------
 Margaret I. Campbell                                                      William E. Kreger

 /s/ John E. Demmer                      Chairman of the Board,        /s/ Jeffrey G. Longstreth            Director
------------------                       Chief Executive Officer       -------------------------
 John E. Demmer                          and Director (Principal       Jeffrey G. Longstreth
                                         Executive Officer)

 /s/ Michael V. Dorian, Jr               Director                      /s/ Richard Nordstrom                Director
--------------------------                                             ---------------------
 Michael V. Dorian, Jr.                                                    Richard Nordstrom

 /s/ David Himick                        Director                      /s/ Michael J. Ross                  Director and
--------------------------                                             -------------------                  President
 David Himick                                                              Michael J. Ross

 /s/ Jeffrey L. Karafa                   Vice President and Treasurer  /s/ Robert C. Schwyn                 Director
 --------------------------              (Principal Financial              -----------------
 Jeffrey L. Karafa                        and Accounting Officer)          Robert C. Schwyn

 /s/ Donald G. Karcher                   Director                        /s/ Ronnie J. Story                Director
----------------------                                                  --------------------
 Donald G. Karcher                                                       Ronnie J. Story

 /s/ Bradley F. Keller                   Director
----------------------
 Bradley F. Keller

             CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

      We have issued our report dated January 28, 1998, accompanying the consolidated financial statements of Dearborn Bancorp, Inc. contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts".

Grant Thornton LLP

Detroit, Michigan
March 2, 1998